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05005470

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Occupational & Medical Innovations

*CURRENT ADDRESS

PROCESSED

JAN 31 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5174 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 1/31/05

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871


om
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

26 October 2004

ARIS
6-30-04



Annual Report

Occupational & Medical Innovations Limited ("OMI") is pleased to submit its Annual Report for the 2003/2004 year.

The report, along with Notice of the Annual General Meeting, will be mailed to all shareholders in the coming week.

A PDF version of the report is available for download from the OMI website, www.omiltd.com.

The Annual General Meeting will be held at 11:00am on Monday 29 November 2004 in the ASX Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane.

KEITH TASKE
Joint Chief Executive Officer



occupational & medical innovations limited

annual report 2003 - 2004

contents

OMI – a multi-medical device company

Worldwide, it is estimated that more than two million sharps injuries occur every year within the healthcare industry. Every injury has the potential to cause life-threatening diseases, such as HIV and hepatitis, and devastating trauma.

Unfortunately, sharps injuries and their associated risks are not confined to syringes – they can come from accidents with any instrument in contact with another person and capable of transferring bodily fluid.

Fortunately, this risk can be reduced through simple, yet innovative medical devices.

OMI is leading the way with its holistic approach to sharps injuries through purposeful innovation. OMI carefully scrutinises medical and related practices to identify areas of risk or potential danger. On identifying a problem, OMI looks for effective solutions.

OMI's vision is clear:

To create a safer world through affordable, innovative occupational and medical technology.

The vision defines and energises the OMI mission to:

Deliver innovative, affordable safety products of high quality to the healthcare industry

Live by our core values of honesty, integrity, fairness, respect and responsibility for self and others

Become a recognised leader in occupational and medical safety technology.

OMI is now making the transition from a research and design company to one selling its innovations on the world stage. Sales of OMI's safety scalpels are already occurring in Australia and New Zealand. In the coming year, sales of OMI's retractable syringes will begin, and after that the safe IV access valve.

Looking to the future, OMI's multi-medical device approach will see new concepts, most of which have not been publicly announced, bring OMI to the international forefront of medical device innovation and sales, reducing sharps injuries throughout the world.



highlights of 2003-2004

24 September 2003	Safety scalpel granted FDA clearance
29 September 2003	Device Technologies Australia Pty Ltd appointed as Australian distributor for safety scalpel
28 October 2003	Signed exclusive, world-wide agreement with the China Medical Group (CMG) for the manufacture of OMI's patented retractable syringe
1 December 2003	Keith Taske appointed as Joint Chief Executive Officer
18 December 2003	Agreement signed with Terumo Corporation Australia for the distribution of retractable syringes in Australia, New Zealand and the Pacific Islands.
18 December 2003	Therapeutic Goods Administration clearance to distribute full range of retractable syringes in Australia
25 March 2004	First sales of the safety scalpel
5 April 2004	Appointment of seven-member Medical Advisory Panel
23 April 2004	Retractable syringe wins 2004 Australian Design Award
12 May 2004	Confirmed USA and Australian orders for safety scalpel exceed $490,000
31 May 2004	Heads of Agreement signed with Terumo Medical Corporation to distribute the full range of retractable syringes throughout the United States, Mexico and Canada
9 June 2004	New concept in sharps usage and disposal launched – the safety needlecase
15 June 2004	Share purchase plan raises $4.9 million in fresh working capital

chairman's letter

On behalf of the Board of Directors of Occupational and Medical Innovations Ltd, I take pleasure in presenting the OMI annual report for the year ended 30 June 2004.

As predicted in the 2003 annual report, this year has been OMI's first year of sales income, with our safety scalpel going to market in the USA and Australia. Early sales have exceeded initial predictions and we have reason to believe that this is just the beginning. We expect that, in the coming year, sales will increase in established markets and that we will enter other markets, further increasing sales.

Our safe IV access valve continues to make progress, albeit more slowly than expected, through the final stages of development prior to regulatory approval. We expect these to be finalised by the first quarter of 2005. In the meantime, negotiations for its distribution are continuing with major international parties. We expect to see significant income from this product in the 2005 reporting year.

As also predicted in last year's annual report, this year has seen major advances towards income from our retractable syringe. We are now moving towards full-scale production.

The progress achieved with the safety scalpel, safe IV access valve and retractable syringe establishes OMI as a truly multi-medical safety device company - a company that is not dependent on only one product for its success.

Unfortunately, this diversity has not yet been fully priced by the market. The share price has been somewhat volatile since floating four years ago and some of the gains made after listing have been eroded. The Board and staff of OMI know that the share price does not mirror the progress of the Company towards profitability. Personally, it has been frustrating to me to see the steady internal growth and consolidation not reflected in the market place.

Shareholder confidence has also been of concern to me. However, this concern was resoundingly refuted by the success of our Shareholder Purchase Plan. We expected to raise two million dollars, which is the average for a company of our size. Shareholders took up additional shares totalling nearly five million dollars. This is an almost unheard of percentage take-up. The financial security that this gives OMI as we make the transition to a profitable trading company is one thing, but the most heartening aspect to me was the demonstrated faith of the shareholders in OMI. Thank you for your ongoing confidence and support.

The Board of OMI has followed a deliberate policy of not allocating significant amounts of valuable human and financial resources to selling itself and its achievements to the financial markets, preferring to focus our energies on getting products into the medical markets. The Board is acutely aware of our obligation to keep the market fully informed of all material information at all times, which, I am sure, will eventually lead to correct pricing of OMI's shares. I feel sure that all shareholders that have invested in the company for the medium to long term, rather than to speculate on the share price, will agree with this policy.

I would like to thank the Board of OMI for their hard work over the last year. We were sad to farewell David Jenkins who left because of other work commitments, but have been very pleased to welcome Keith Taske as a Director and Joint Chief Executive Officer. Keith is a Director of OMI's US subsidiary, OMI Inc, and has been involved with the company since its inception. Lawrence Litzow has now taken David's role as Company Secretary.

Finally, I would like to sincerely and publicly thank the staff of OMI for their loyalty, dedication and diligence over the past year. Shareholders should know that they are a highly motivated and extremely hard working team and that their efforts are recognised and appreciated.

Dr John Taske
Chairman

The past year has been one of significant milestones for OMI as we move toward cementing our place as a major multi-medical device company.

The biggest achievements in the past year have been with our range of retractable syringes. We have signed a distribution agreement with Terumo Corporation for the distribution of our retractable syringes throughout Australia, New Zealand and the Pacific Islands. Terumo is one of the world's largest suppliers of syringes and the agreement with OMI is a major milestone for both companies. Further, we have seen our retractable syringes gain Australian regulatory approval, becoming listed on the Australian Register of Therapeutic Goods. This now clears the way for our syringes to be sold in Australia.

Following on from our agreement with Terumo Australia, we have also signed a Heads of Agreement with Terumo USA for the distribution of our retractable syringe within the USA. Negotiations with Terumo USA to proceed to a distribution agreement are ongoing and we are hopeful of a positive outcome.

The past year has also seen our safety scalpel make its debut in the market place both here in Australia and in the United States. Sales of the safety scalpel by Device Technologies in Australia and by Personna Medical in the United States have exceeded original forecasts and we are continually fielding enquiries about our safety scalpel from other markets throughout the world.

The past year has also seen OMI generate its first sales revenue. Based on current forecasts, we expect this revenue figure to grow to $5 million in the next financial year.

OMI also took another step forward earlier in the year with the appointment of the Medical Advisory Panel. Comprising a number of eminent medical professionals, the Medical Advisory Panel will be an invaluable resource for OMI as it develops current and future products.

Although we are committed to bringing our current range of products to market, we also have our eyes firmly on the future and this was highlighted this year with the launch of our latest innovation, a safety needlecase. The safety needlecase received widespread media coverage at its launch and is another example of OMI's innovative design solutions.

Finally, 2003/04 has seen OMI implement a new Shareholder Communication Plan. We have published two quarterly newsletters and re-launched our website, all with a view to maximising not only shareholder, but also stockbroker and general community awareness of the activities of OMI.

The past 12 months have been incredibly challenging, yet also successful and those challenges and successes are set to continue into the next 12 months and beyond.

Keith Taske
Joint Chief Executive Officer





research and development review

The past year has been one of evolution rather than revolution for the OMI research and development team. The year has seen continuing design and development on the safety scalpel, retractable syringe and safe IV access valve to bring them into production. We have also launched a new concept – the safety needlecase.

I am pleased to have expanded the R&D team to welcome specialists in manufacturing, engineering and design. The team are talented people with fresh and innovative ideas backed by practical experience and sound theoretical knowledge.

The Medical Advisory Panel, mentioned elsewhere in this report, has also contributed significantly to the work of the R&D team in the later part of the year. Formed in April, the Panel will continue to provide input into the R&D process to ensure OMI's products lead the world with affordable, usable and innovative products.

Retractable Syringe

Now that we are moving towards full-scale commercial production of the retractable syringe, the focus of the R&D team's work has been to streamline the design to facilitate the production process. The design, while remaining fundamentally the same, has been enhanced so that it assembles more quickly and smoothly. Visually, there are no changes to its performance or appearance.

Safety Scalpel

OMI has an ongoing commitment to quality and continuous improvement. As a result of our thorough testing procedures, we identified that a more positive lock on the sheath mechanism would result in the scalpel having even greater protective capabilities. The team's work has been focused on developing this improvement, while also working on refinements to facilitate mass production. Once again, the product remains visually unchanged.

Safe IV Access Valve

We are now gearing up for the final stage of testing the safe IV access valve before moving to the mass production stage of development. The final hurdle has been to ensure that the valve will withstand 45psi of back pressure as stipulated by the Association for the Advancement of Medical Instrumentation (AAMI) standards. Now that we have achieved that, we can move forward in the coming year to production testing of the safe IV access valve.

Safety Needlecase

Launched in June 2004, the safety needlecase is the latest concept in medical safety technology. This concept is currently undergoing market assessment before moving to the next stage of development.

The Future

The R&D team continues to work and innovate on products that complement and augment OMI's current range. Needless to say, OMI will continue to be a truly multi-medical device company.

I would like to thank my R&D team for their hard work throughout the year. We will continue to innovate and lead the world with simple yet effective products.

Bruce Kiehne
Joint Chief Executive Officer
and Company Founder

the story so far

The story of OMI is one of remarkable innovation stemming from adversity.

In the mid-90s, a member of Bruce Kiehne's family suffered a needlestick injury from a carelessly discarded syringe in a church yard. Bruce witnessed first hand the devastating effects that a needlestick injury can have on an individual and the person's family. As a result, he set about trying to reduce the risks of needlestick injuries and make the world a safer place.

Bruce's work has expanded beyond syringes, to a truly multi-disciplined approach to minimising health care hazards through innovative yet simple product design. OMI's work is based on the concept that no single product can solve all the hazards in the medical world, but that a selection of products aimed at the major hazards can help engineer out the risks that practitioners face every day.

retractable syringe

The OMI retractable syringe offers simple, one-handed activation that is part of the natural action of using a standard syringe. The moment all fluid is expelled, the needle automatically retracts into the syringe plunger, in the process destroying itself by breaking the needle hub and plunger seal. This guarantees single use of the syringe. Further, the needle is locked inside the plunger rod once activated, providing a second level of safety to users. The result is a safe, non-reusable syringe designed to reduce potential needlestick injuries.

The OMI retractable syringe will be available in all of the most widely used syringe sizes, including 1ml, 3ml, 5ml and 10ml.

The retractable syringe was honoured with a 2004 Australian Design Award.



safety scalpel

OMI's safety scalpel minimises the high incidence of blade cut injuries suffered by operating theatre staff.

The single, one-handed movement provides proven safety advantages. The safety scalpel features a protective guard that covers the blade ensuring safe loading, passing, changing and disposing of the scalpel. A unique feature of the guard is the safety tab, which must be removed by the user before the blade can be exposed.

The safety scalpel is available with either a disposable plastic or reusable stainless steel handle.

The safety scalpel was honoured with a 2003 Australian Design Award.







safe iv access valve

The safe IV access valve is innovative and simple to use, allowing attachment and changes of intravenous tubes safely for the patient and staff.

The safe IV access valve offers positive fluid displacement, ensuring no residual fluid is left in the valve, and a flat surface that is easy to swab. The valve features high flow rates and minimal dead space. Importantly, the valve is compatible with both the luer slip and luer lok™ syringes.

The safe IV access valve was short listed for a 2004 Australian Design Award.



awards and excellence

OMI has been formally recognised as a serial innovator in the field of medical technology.

In 2003, OMI was pleased to accept an Australian Design Award for our safety scalpel. In 2004, OMI was again recognised with an Australian Design Award, this time for our retractable syringe.

OMI's safe IV access valve was also entered in the 2004 Australian Design Award competition and was short-listed for an accolade.

The innovative but simple and practical nature of the retractable syringe design has been further honoured by inclusion in the 2004 Powerhouse Museum Selection and will be publicly exhibited in the museum's Success and Innovation Hall until June 2005.

Recognised by the Commonwealth Government for its important role in promoting Australian design nationally and internationally, the Australian Design Awards are Australia's only national design awards program. Since its inception in 1977, the Awards have enjoyed an exceptional track record in recognising some of Australia's most successfully commercial inventions including the Hills Hoist, the Victa Lawn Mower, the first Holden Ute and the Winged Keel.

"Excellent functionality with very low complexity. Solutions like these highlight the importance of professional industrial design to the product development process."

- Judge's comment on the retractable syringe

"This is the most innovative and successful product in its class to date."

- Judge's comment on the rectractable syringe

The process of bringing a medical device to market is a long one. Not only does the product have to be conceived and designed, but it needs rigorous testing and regulatory approvals relevant to the market. After many years of development, OMI's first products are now for sale.

OMI's policy has always been to achieve sales through existing distribution channels. OMI already has agreements and in-principle agreements in place to sell through some of the world's largest established medical distributors.

The process of getting products to the consumer is facilitated by OMI's clinical sales support manager, who trains distributors and often works side-by-side with them as first sales are made.

The safety scalpel went into production this year and first sales were achieved at the end of March. By early May, confirmed orders of more than $490,000 had been achieved in the USA and Australia. In particular, we are pleased to have seen the acceptance of the safety scalpel in hospitals in the USA. We anticipate entering the European market in the coming year.

The retractable syringe is close to entering full-scale production, with the construction of a high-tech plant by OMI's contracted manufacturer. Once production begins, we anticipate a rapid penetration through distribution agreements signed in Australia and a heads of agreement signed in the huge USA market. Once sales begin, our next step will be to gain regulatory approval to enter the European market.

The safe IV access valve is yet to go into production and reach markets. Even so, a heads of agreement has been signed, promising the rapid entry into Australasian markets once product becomes available.

OMI anticipates sales of $5 million from its product range in the coming financial year.

Distribution agreements signed

Distributor	Product	Markets
American Safety Razor Company	Safety scalpel	USA, Canada, the Caribbean, Mexico
Device Technologies Australia	Safety scalpel	Australia, New Zealand
Terumo Australia	Retractable syringe	Australia, New Zealand, Pacific Islands

Heads of agreement signed

Distributor	Product	Markets
Terumo USA	Retractable syringe	USA, Mexico, Canada
B.Braun Australia	Safe IV access valve	Australia, New Zealand, South East Asia





The medical safety device industry presents many challenges. OMI is well positioned to meet these challenges and thrive where others may fail.

Regulation

The medical device industry in general is highly regulated. In the USA medical devices must gain Food and Drug Administration (FDA) approval, in Australia they have to obtain listing with the Therapeutic Goods Administration (TGA), while in Europe products must achieve the CE Mark. The pattern repeats itself throughout the world, where each market has a different set of rules and regulations to which medical devices must comply.

OMI is well positioned to penetrate this regulatory framework. OMI's regulatory affairs manager, supported by the resources of the world's leading regulatory affairs consultants, has the expertise to meet and exceed the regulatory requirements in every market that we enter.

Competition

The USA Health Care Worker Needlestick Prevention Act of 1999 mandates the use of retractable syringes in the USA by 2007. Technology companies around the world have raced to penetrate the market and gain substantial market share, leading to fierce competition. This is only one market and one product. Similar themes can be found in markets throughout the world.

Early on, OMI recognised that there were a small number of large distributors supplying devices to the medical industry. OMI has sought to align itself with selected distributors ensuring a fast and efficient route to markets for products. OMI has continually shown distributors that it has great products with short times between development and bringing the product to the market. This has been the result of a carefully considered strategy implemented by OMI's commercialisation team.

OMI is well placed to compete in this highly competitive market.

Product range

OMI has been portrayed in the financial markets as a 'retractable syringe' company. As a result, investors seem to react in line with the fortunes of other retractable syringe manufacturers.

However, OMI is not just a retractable syringe manufacturer – OMI is a multi-medical device company with one product in production, another two nearing production and more in development. Our fortunes are not tied to the success of one product.

The challenge for OMI has been to have the market recognise this fact and more accurately reflect the achievements of the company. In the coming year, OMI will actively communicate with stakeholders to change this view in the market.

product innovation and development

The future of OMI is in continuing product development and innovation. OMI is not a one-product company solely reliant on the product's success in the market to achieve returns for shareholders. OMI is truly a multi-medical safety device company and will continue to innovate and diversify within this market.

The next concept in OMI's product range is the safety needle case. Launched in June 2004, this concept solves one of the causes of needlestick injuries.

The safety needlecase is a container that forces the safe storage and disposal of syringes, thereby preventing syringes from being discarded or misplaced and potentially leading to a life-threatening needlestick injury.

The safety needlecase incorporates a number of fail-safe systems, such as an anti-tamper mechanism and complete inaccessibility to syringes stored within the case, giving rise to 'safe-disposal' technology.

OMI's safety needlecase revolutionises sharps containers by storing the same number of needles as a conventional plastic needlecase, but dispensing them only one needle at a time, requiring reinsertion before the device will provide another syringe. The case can handle all types of syringes.

Importantly, the new needlecases are expected to cost around the same price as current sharps containers.

The concept is currently undergoing commercial evaluation prior to the next stage of development.


omi



the board

Dr John Taske
Chairman

Dr John Taske is a medical specialist in the field of anaesthesia. He holds a further qualification in tropical medicine. Dr Taske has been extensively involved with OMI since its inception, including working closely with founder Bruce Kiehne, and advising on modifications to Bruce's innovations during the development phase.

Dr Taske served in the Australian Regular Army for 16 years. This service included 13 months in Vietnam as a Regimental Medical Officer and three years with the Australian Special Air Service Regiment (SAS).

Following his military service, he has held the position of Director of Anaesthesia at the Princess Alexandra Hospital in Brisbane for six years. Dr Taske is a member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian Medical Association and the Australian Academy of Medicine and Surgery.

Bruce Kiehne
Joint Chief Executive Officer

Bruce Kiehne is OMI's Joint Chief Executive Officer and Company founder. For the past six years, Bruce has been heavily involved in the design and development of OMI's product range and leads the OMI research and development team.

For many years, Bruce was employed in the heavy machinery and vehicle maintenance industry. He first began to explore the potential of product innovation in 1989 when he was commissioned to design and construct a Brisbane manufacturing plant to produce automotive parts. That project included designing tooling and manufacturing equipment.

Bruce's natural flair for engineering design led him to his ultimate course of designing and developing products to promote medical and workplace safety.

Bruce is a supporter of many local charities and in 2004 was nominated for the Australian of the Year Award.

Keith Taske
Joint Chief Executive Officer

Keith Taske was appointed to the Board in January 2004. He has been involved with OMI since its inception and has been a Director of OMI Inc, OMI's American subsidiary, since 1999.

Keith brings to OMI a high level of commercial and managerial skills gained from more than 26 years in senior management and managing director positions in companies in Australia and the USA. His precise administrative flair coupled with an established high standard of sales direction and success, and strong leadership experience will direct OMI's future growth.

Michael Hayne
Director

Michael Hayne brings to the Board of Directors significant expertise in corporate law, commercial law and general business consulting. Michael has been a member of the Board since 2000.

Michael was admitted as a Solicitor of the Supreme Court of Queensland in 1974 and as a Solicitor of the High Court of Australia in 1990. He has been a Partner of the law firm Nicholsons since 1976. Michael is a member of the Australian Institute of Company Directors.

Lawrence Litzow
Director

Lawrence Litzow has many years of experience in public and corporate fields, ranging from being a member of the Small Business Council advising the Federal Member for Small Business of the day, to public company directorships in diverse industries.

Lawrence is a chartered accountant by profession; however, he has spent the last 15 years in the corporate arena.

Lawrence has been a Board member since 2003.



the team

In the last twelve months, OMI has expanded its outstanding team of people that design, manufacture and commercialise its range of medical products. Appointments have been made in the following specialist positions.

- Joint chief executive officer
- International business development manager
- Operations manager
- Regulatory affairs and quality control manager
- Manufacturing manager
- Clinical sales support manager

The OMI team of people is dedicated and hardworking, and yet have the flair and creative brilliance to be innovative world-leaders in medical technology.

Research and Development

OMI employs a team of highly skilled industrial designers and specialist injection moulders in its research and development team. Every aspect of product development, from the initial concept, through to the production of prototypes and product testing, is carried out in-house at OMI.

Commercialisation

The commercialisation team takes OMI's growing product portfolio from prototype stage to distribution on the world market. The OMI commercialisation team is committed to distributing OMI's products through the established networks of the world's leading medical device distributors, such as Terumo Corporation (syringe), B.Braun (valve), and American Safety Razor Company and Device Technologies Australia (scalpel).

Manufacturing and Quality Assurance

The manufacturing and quality assurance team ensure that all OMI products are produced to the highest possible standards by manufacturing contractors, and to maintain quality at all stages of the production process. The team manage all regulatory compliance.

Administration

The administration team provide an essential support role within the OMI group. From reception and secretarial services, through to logistics support and financial management, the OMI administration team help to ensure the smooth running of an ever growing OMI.

medical advisory panel

The success of OMI's range of medical safety products is largely dependent on their usability and end-user acceptance.

OMI has appointed a seven-member Medical Advisory Panel comprising some of Australia's most accomplished surgeons and medical specialists to provide regular input into OMI's product development process. As well as advising on usability and end-user acceptance, the panel is also expected to assist with the creation of entirely new medical products.

Ensuring that OMI's products effectively solve real medical and surgical needs will help drive end-user demand and ensure faster market acceptance.



Dr John Taske
Consultant anaesthetist with a private practice based at the Wesley Hospital.



Professor Russell Strong AO, CMG
Former Professor of Surgery at the University of Queensland and former Director of Surgery at the Princess Alexandra Hospital in Brisbane.



Dr William Glasson
Consulting Ophthalmologist at the Mater Adults Hospital Brisbane and current Federal President of the Australian Medical Association.



Professor David Vickers
Hand surgeon, designer of more than twenty surgical instruments and appliances and recipient of the British Design Council Award for Excellence of Design.



Dr Paul Millican
Plastic and reconstructive surgeon and Australian Plastic Surgery representative on 3M's Medical Advisory Panel.



Dr Leslie Thompson
Consulting Urologist and past Chairman of the State Regional Training Committee of the Royal Australian College of Surgeons.



Dr Edward Dauber
Diagnostic Radiologist and examiner for the Royal Australian and New Zealand College of Radiologists.

The Board of Directors of Occupational and Medical Innovations Limited ("the Company") is responsible for the corporate governance of the consolidated entity comprising Occupational and Medical Innovations Limited and its controlled entities.

The Board:

1. Guides and monitors the business and affairs of the Company on behalf of the Company's members to whom they are accountable
2. Provides corporate strategy and guidance
3. Reviews appropriate plans and annual budgets, including allocation of resources and capital expenditure
4. Monitors financial performance
5. Protects and enhances the Company's reputation
6. Ensures compliance with regulatory and other requirements, and manages risks to the Company and its business.

Day-to-day management of the Company's affairs and the implementation of the corporate strategy and policy is delegated to the Managing Director (Chief Executive Officer) and the senior executives. The delegation policy is reviewed at least annually.

The Board has established the following guidelines to ensure the effective operation and discharge of its responsibilities.

Composition of the Board

The Board should comprise at least five directors of whom at least two should be independent directors and the majority non-executive. The Board should comprise directors with an appropriate blend of qualifications and expertise. The Board meets at least monthly.

- One of the executive directors should be the Managing Director. The Managing Director should not be the Chairperson of the Board.
- The Chairperson should be a non-executive director
- The Board should contain a blend of expertise in:
  - Accounting and finance
  - Marketing and sales
  - Medical or related industries
  - CEO-level experience
  - Corporate and legal.

The Board currently comprises two executive directors and three non-executive directors, of which two are independent directors. The Chairman is a non-executive director. Details of each member of the Board, including their experience, qualifications, term of office and status and their respective shareholdings are set out in the Directors' Report.

The non-executive directors meet at least twice annually without the presence of management, to discuss the operation of the Board and a range of relevant matters. Matters arising from these meetings are shared with the full Board.

The Board undertakes an annual review of the performance of the Board and the individual directors, and examines the appropriate mix of skills to ensure maximum effectiveness and contribution to the results of the Company's business.

Chairman and Managing Director

The Chairman is responsible for:

1. Leading the Board
2. Ensuring that all Board members are properly briefed on all relevant matters
3. Facilitating Board discussions
4. Managing the Board's relationship with senior management.

The Managing Director is responsible for:

1. Management of the day-to-day activities of the Company
2. Implementation of the Company's policies and strategies.

Board Committees

The Board has established the following committees:

- Audit Committee
- Risk Management Committee
- Remuneration Committee
- Nomination Committee
- Plan Committee.

The Board's policy is that a non-executive director chairs each committee and that each committee have a majority of members being non-executive directors.

Audit Committee

The Board has established an Audit Committee which operates under a charter approved by the Board on advice from the Audit Committee. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, such as the safeguarding of assets, maintenance of proper accounting records, the reliability of financial information and non-financial considerations such as the benchmarking of operational key performance indicators. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial report. The Audit Committee comprises a majority of non-executive directors.

The Audit Committee meets at least once a year with the auditors without the presence of any executive members.

The committee members are:
M Hayne (Chair)
L Litzow
K Taske

Details of the qualifications and attendance at Audit Committee meetings are shown in the Directors' Report.

The Audit Committee met four times during the year.

External Auditors

The Company and the Audit Committee policy are to engage auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually.

An analysis of fees paid to the external auditors, including details of fees for non-audit services, if any, is shown in the Financial Report. It is the policy of the external auditors to provide an annual declaration of independence to the Audit Committee.

The external auditor is requested to attend the Annual General Meeting of the Company and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Remuneration Committee

The Board is responsible for determining and reviewing remuneration arrangements for the directors and the executive team. The Board has established a Remuneration Committee comprising two non-executive directors.

The committee members are:
Dr J Taske (Chair)
M Hayne

Details of the qualifications and attendance at Remuneration Committee meetings are shown in the Directors' Report.

The Remuneration Committee met once during the year.

Nomination Committee

The Board as a whole comprises the Nomination Committee. Responsibilities include Board succession as well as evaluation of directors' performance and competencies.

The committee:

1. Conducts an annual review of the membership of the Board having regard to the present and future perceived needs of the Company, and makes recommendations as considered appropriate to be considered at a Board meeting
2. Annually examines the independence status of each director
3. Oversees the annual review and assessment program.

Details of the qualifications and attendance at Nomination Committee meetings are shown in the Directors' Report.

The Nomination Committee met once during the year.

Risk Management Committee

The prime purpose of the Risk Management Committee is to identify those areas of risk which are most likely to cause major disruption and damage to the business of the Company. The committee is to implement, with Board approval, plans and procedures which should mitigate any damage.

The Risk Management Committee should meet as often as considered necessary, but not less than three times per year.

The committee is responsible for:

- Identification of the major risks to the Company and its business
- Prioritising the risks according to perceived likelihood of occurrence and impact
- Measurement of the financial and other effects of risks identified
- Design of risk minimisation techniques and procedures
- Recommendations to the Board of risk minimisation implementation
- Implementing Board approved plans and procedures.

The composition of the Risk Management Committee should consist of persons who have the relevant experience, qualifications and skills in the business of the Company, its industry and business generally to competently discharge their responsibilities as a member of the committee.

The Company risk management policy and the operation of the risk management and compliance system are managed by the Company Risk Management Committee. The Board receives a report from the committee following each meeting of the committee.

The identification of risk and its management is an ongoing process in the context of a growing and changing business and regulatory environment, and the committee is constantly re-examining its recommendations to ensure that new risks and changes to existing risks are identified, understood and the appropriate responses structured and put into effect.

The committee members are:
L Litzow (chair)
M Hayne
J Taske
B Kiehne
K Taske

Details of the qualifications and attendance at Risk Management Committee meetings are shown in the Directors' Report.

The Risk Management Committee met three times during the year.

Compliance Committee

The Compliance Committee is charged with the responsibility of designing, monitoring and making sure that the appropriate systems of control and reporting are in place to ensure that the Company complies with all legal and regulatory requirements as they apply to the business of the Company.

The committee members are:
J Taske
M Hayne

Details of the qualifications and attendance at Compliance Committee meetings are shown in the Directors' Report.

Corporate Reporting

The Joint Managing Directors have made the following certifications to the Board:

1. That the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company, and are in accordance with the relevant accounting standards
2. That the above statement is based on a sound system of risk management, internal compliance and control that is operating efficiently and effectively in all material respects, and that the system implements the policies adopted by the Board.

The Company adopted this reporting structure for the year ended 30 June 2004.

Independent Professional Advice and Access to Company Information

Each director has the right of access to relevant company information and the executive management team. Directors may seek independent professional advice at the Company's expense prior to consultation with the Managing Director and with approval from all directors at a directors' meeting. A copy of advice received by the director is made available to all other members of the Board.

Conflicts of Interest

In accordance with the Corporations Act and the Company's Constitution, the directors should advise the Board on an on-going basis of any interests that might conflict with those of the Company. Where the Board believes that a conflict exists, the director concerned is not permitted to be present at the meeting when the relevant issue is considered and does not receive the relevant Board papers.

Code of Conduct

Directors bear individual responsibilities for the performance of their duties before the law, and collective responsibility for the behaviour of the Board.

The following code of conduct encompasses legislative and common law requirements of directors, as well as the specific behaviours that Occupational and Medical Innovations Limited ("Occupational and Medical Innovations" or "the Company") expects of directors.

Occupational and Medical Innovations has adopted the code of conduct as pronounced by the Australian Institute of Company Directors.
This code provides that:

1. A director should act honestly, in good faith and in the best interests of the company as a whole.
2. A director has a duty to use due care and diligence in fulfilling the functions of office and exercising the powers attached to that office.
3. A director should use the powers of office for a proper purpose, in the best interests of the company as a whole.
4. A director should recognise that the primary responsibility is to the company's shareholders as a whole but should, where appropriate, have regard for the interests of all stakeholders of the company.
5. A director should not make improper use of information acquired as a director.
6. A director should not take improper advantage of the position of director.
7. A director should not allow personal interests, or the interests of any associated person, to conflict with the interests of the company.
8. A director has an obligation to be independent in judgment and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the board.
9. Confidential information received by a director in the course of the exercise of directional duties remains the property of the company from which it was obtained and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorised by that company, or the person from whom the information is provided, or is required by law.
10. A director should not engage in conduct likely to bring discredit upon the company.
11. A director has an obligation, at all times, to comply with the spirit, as well as the letter of the law and with the principles of the code.

Shareholder Relations and Market Disclosure

The Board aims to ensure that shareholders and other stakeholders have equal and timely access to appropriate material information concerning the Company.
Information is communicated through:

- The annual report, which is distributed to all shareholders and the Australian Stock Exchange
- Notices of the Annual General Meeting and other meetings of members called as required to obtain approval for Board action
- Timely announcements through the Australian Stock Exchange announcements platform

- The half-year report containing summarised financial information and a review of operations for that period.

The Board encourages full participation of shareholders at the Annual General Meeting.

Guidelines for Trading Company Securities

The Board has approved and communicated a policy on the trading of its securities by directors and employees. Company policy prohibits directors and employees from dealing in Company shares during the period commencing 30 days prior to the release of the Company's results, and at any other time during the year whilst in possession of price sensitive information.

1. This policy statement applies to directors, officers and employees ("designated officers") of Occupational and Medical Innovations Limited. This policy statement also applies to directors, officers and employees of any subsidiary company of Occupational and Medical Innovations.
2. The Corporations Act specifically prohibits a person from purchasing or selling shares where such person (called "an insider") possesses information that is not generally available but, if the information were generally available, would have a material effect on the price of shares in Occupational and Medical Innovations.

   The law also prohibits a person from procuring others to trade when the designated officer is precluded from trading.

   This prohibition extends to external advisers and designated officers who should be aware of the need to enforce confidentially against such external advisers, where appropriate.
3. Designated officers should provide notification to the company secretary of intended trading activity in Occupational and Medical Innovations' shares. The exception to this requirement is for the trading of shares under a Dividend Re-investment Plan, Employee Share Plan and Directors' Share Plan.
4. Written confirmation or a copy of the contract note evidencing the share trading transaction should be provided to the Company Secretary within four business days of the transaction.
5. A trading "black-out" should occur during the following times:
   - 30 days prior to the release of the half-year and 30 June preliminary financial statements and/or the dividend announcement
   - 14 days prior to any intending announcement which a reasonable person would expect to have a material effect on the price or value of Occupational and Medical Innovations shares.
6. The Chairman may exercise his discretion to permit trading by designated officers in specific circumstances. Such circumstances include financial hardship or circumstances of a personal nature.
7. This trading policy applies to financial products issued or created over Occupational and Medical Innovations shares by third parties.
8. This policy does not prohibit designated officers from entering into a transaction in associated products which operate to limit the economic risk of their shareholdings in Occupational and Medical Innovations.
9. The Board recognises the benefits of equity participation by employees and directors, and encourages employees and directors to acquire equity in the company in the appropriate circumstances.

financial contents

Your Directors submit the following report on the consolidated entity consisting of Occupational & Medical Innovations Limited and the entities it controlled at the end of, or during, the year ended 30 June 2004.

Directors

The following Directors of the parent entity held office during the whole of the financial year and up to the date of this report:

Dr John Taske MB, BS (Qld), D.T.M.&H. (R.C.S. (Eng) R.C.P. (Lond)), F.F.A.R.A.C.S., F.A.N.Z.C.A., Chairman

Dr John Taske is a Medical Specialist in the field of Anaesthesia. His basic medical degree was gained through the University of Queensland. He holds a further qualification in Tropical Medicine from the University of London.

Dr Taske resigned with the rank of Colonel from the Australian Regular Army after 16 years of service. Thirteen months of this service was spent in Vietnam as a Regimental Medical Officer with a further three years in the Australian Special Air Service Regiment (SAS). He successfully attended Joint Services Staff College during his service.

Former positions held by Dr Taske include Director of Anaesthesia at the Princess Alexandra Hospital, Brisbane. Presently, he is a member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian Medical Association and the Australian Academy of Medicine and Surgery. He also serves on the Australian Pharmaceutical Advisory Council (APAC).

Dr Taske has been closely associated with Mr Bruce Kiehne for four years and has advised on modifications to Mr Kiehne's medical inventions during their developmental phase.

Bruce Kiehne - Managing Director

Mr Bruce Kiehne has been employed in the heavy machinery and vehicle maintenance industry for many years. He designed and constructed his first racing car at the age of fourteen and went on to hold a number of Championships in various classes.

In 1989, Mr Kiehne was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products. This required the design of tooling and equipment used in the product manufacture.

For the past six years Mr Kiehne has been involved in design and development of products for the Medical and Workplace Safety Industries.

Michael Hayne - Director

Mr Michael Hayne was admitted as a Solicitor of the Supreme Court in Queensland in 1974, and subsequently as a Solicitor of the High Court of Australia. In 1976, he was admitted as a Partner of the firm of Nicholsons Solicitors. His areas of practice include Corporate and Commercial Law and general business consultancy. He is a member of the Australian Institute of Company Directors.

The following Directors of the parent entity were appointed during the financial year and continue in office up to the date of this report:

Lawrence Litzow - Director (Appointed July 2003)

Mr Lawrence Litzow offers years of experience in public and corporate fields ranging from being a member of the Small Business Council advising the Federal Minister for Small Business of the day, to public company directorships in diverse industries. Mr Litzow is a chartered accountant by profession however has spent the last fourteen years in the corporate arena.

Keith Taske - Director (Appointed January 2004)

Mr Keith Taske was appointed as Joint Chief Executive Officer in December 2003 and was appointed as a Director in January 2004. Mr Taske has been involved with the consolidated entity since its inception and is a Director of OMI Inc, the American controlled entity. Mr Taske has held senior management positions both in Australia and the United States of America and brings a strong commercial presence to the executive team.

The following Director of the parent entity held office from the beginning of the financial year until his resignation at the Annual General Meeting for 2003 in November 2003.

David Jenkins B. Com, CPA, MAICD - Director (Resigned November 2003)

Mr David Jenkins has over 30 years experience in commercial business activities, specialising in the finance arena. Mr Jenkins has gained his expertise in a wide range of commercial industries ranging from multinational operations in Australia and overseas to small privately owned companies in technology operations.

Principal Activities

The principal activities of the consolidated entity during the year were the development and marketing of safety equipment used in the medical industry.

Review of Operations and Results of Operations

The consolidated operating loss after income tax for the financial year ended 30 June 2004 was $3,680,581 (2003: $2,192,036).

Whilst the year under review was a challenging one, it was also one of significant milestones for the Company as it moves towards producing cash flow as a manufacturer and supplier of multi-medical devices. The year has seen the Company produce its first sales revenue ($352,290) with contracts and orders in place to be fulfilled in the current year.

Costs for the year rose as a result of the Company assembling the staff to provide the research, testing, regulatory, manufacturing and marketing knowledge and skills needed to carry it forward as it moves to commercialisation of its products.

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the company during the year other than as detailed under review and results of operations.

Dividends Paid or Recommended

There has been no dividend paid or recommended during or since the financial year.

Likely Future Developments and Expected Results

The particular information required by sub-section 299(1) (e) of the Corporation Act 2001 has been omitted from the report because the Directors believe that it would result in unreasonable prejudice to the consolidated entity.

Directors Meetings

Number of Directors meetings held during the financial year was:

Name of Director	Meetings held during the period whilst holding office	Meetings attended
Dr J Taske	13	13
B Kiehne	13	13
M Hayne	13	13
L Litzow (Appointed July 2003)	13	13
K Taske (Appointed January 2004)	5	5
D Jenkins (Resigned November 2003)	4	1

The Audit Committee comprising M Hayne, K Taske and L Litzow met four times during the year.

The Compliance Committee comprising Dr J Taske and M Hayne met twice during the year.

The Remuneration Committee comprising Dr J Taske and M Hayne met once during the year.

Interests of Directors

At the date of this report the following interests in ordinary shares were held by Directors:

Name of Director	Ordinary Shares
Dr J Taske	679 575
B Kiehne	4 242 573
M Hayne	89 225
L Litzow	13 225
K Taske	423 125

Emoluments of Directors and Senior Executive Officers

Principles used to determine the nature and amount of remuneration

Non-executive directors

Fees and payments to Non-executive Directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive Directors' fees and payments are reviewed annually by the Board.

Directors' fees

Non-executive Directors' fees are determined within an aggregate Directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 in aggregate plus statutory superannuation.

Executive pay

The combination of base pay and superannuation make up the Executive Directors total remuneration. Base pay for the Executive Director is reviewed annually to ensure the executives pay is competitive with the market.

Details of remuneration

Details of the nature and amount of each major element of the emoluments of each Director of the company and the officers of the company and the consolidated entity are:

Director	Director's Fee	Salary	Non-Cash Benefits	Superannuation	Options	Total
Dr J Taske	47 525	-	-	270	-	47 795
B Kiehne	24 000	151 513	12 221	15 796	-	203 530
M Hayne	34 000	-	-	-	-	34 000
L Litzow	34 000	-	-	-	-	34 000
K Taske	10 000	78 652	4 324	7 926	-	100 902
D Jenkins	2 000	-	-	-	-	2 000
Total	151 525	230 165	16 545	23 992	-	422 227

Executive Officers	Basic Emoluments	Non-Cash Benefits	Superannuation	Options	Total
K Taske #	31 228	1 730	2 811	-	35 769
A Horstman	60 766	2 340	5 469	-	68 575
W Archibald	133 624	4 596	12 026	-	150 246
J Moylan	122 484	9 846	11 024		143 354
Total	348 102	18 512	31 330	-	397 944

Remuneration during the period from 1 December 2003 to being appointed a Director on 22 January 2004.

The above disclosures relate to both the parent entity and consolidated entity.

Options

No options to acquire shares in the parent entity have been granted during the financial year and no options were outstanding at the end of the financial year.

Significant After Balance Date Events

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years.

Performance in Relation to Environmental Regulation

There has been no matter either during or since the end of the financial year which in the opinion of the Directors would give rise to any conflict with the provisions of existing environmental regulation.

Indemnification of Officers and Auditors

The company has not, during the financial year, in respect of any person who is or has been an officer or auditor of the company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

During the year the consolidated entity paid a premium of $25 139 to insure the Directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the Directors and officers in their capacity as Directors and officers of entities in the consolidated entity.

Proceedings on Behalf of the Company

No proceedings have been brought or intervened in on behalf of the parent entity with leave of Court under section 237 of the Corporations Act 2001.

Signed in accordance with a resolution of the Board of Directors.

Lawrence Litzow
Director
Brisbane, 23 September 2004.

Directors' Declaration

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with the Corporations Act 2001, comply with the Accounting Standards and give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and cash flows, for the year ended on that date; and

(b) at the date of this declaration, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the Board of Directors.

Lawrence Litzow
Director
Brisbane, 23 September 2004.

Statements of Financial Performance

For the Year Ended 30 June 2004

	Note	Consolidated Entity		Parent Entity	
		2004	2003	2004	2003
		$	$	$	$
Revenue					
Revenue from ordinary activities	3	457 108	487 217	99 011	91 366
Expenditure					
Expenses from ordinary activities	4	(4 485 488)	(2 957 742)	(492 872)	(466 544)
Borrowing costs		(15 376)	(10 281)	-	-
Profit/(loss) before income tax expense		(4 043 756)	(2 480 806)	(393 861)	(375 178)
Income tax (expense)/benefit	5	363 175	288 770	-	-
Net profit/(loss)		(3 680 581)	(2 192 036)	(393 861)	(375 178)
Total revenue, expenses and valuation adjustments recognised directly in equity	16	(14 500)	(93 284)	(14 500)	(93 284)
Total changes in equity other than those resulting from transactions with owners as owners	17	(3 695 081)	(2 285 320)	(408 361)	(468 462)
Basis earnings per share	19	(13.96) cents	(8.57) cents		
Diluted earnings per share	19	(13.96) cents	(8.57) cents		

The above Statements of Financial Performance should be read in conjunction with the attached notes.

Statements of Financial Position

As at 30 June 2004

	Note	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Current Assets					
Cash assets	6	5 631 098	3 754 846	5 397 173	3 712 418
Receivables	7	99 899	78 368	7 284	42 817
Other	8	216 266	10 577	10 000	10 000
Total Current Assets		5 947 263	3 843 791	5 414 457	3 765 235
Non-Current Assets					
Receivables	7	-	-	6 522 017	3 473 100
Property, plant and equipment	9	467 118	359 789	59	142
Other financial assets	10	-	-	16 564 639	16 564 639
Intangible assets	11	15 521 202	16 504 052	2 670 899	2 840 114
Other	12	1 058 246	962 803	150 893	150 893
Total Non-Current Assets		17 046 566	17 826 644	25 908 507	23 028 888
Total Assets		22 993 829	21 670 435	31 322 964	26 794 123
Current Liabilities					
Payables	13	131 722	45 671	20 904	7 897
Interest bearing liabilities	14	6 622	14 240	-	-
Provisions	15	54 021	45 026	-	-
Total Current Liabilities		192 365	104 937	20 904	7 897
Non-Current Liabilities					
Interest bearing liabilities	14	28 712	27 614	-	-
Provisions	15	11 194	5 440	-	-
Total Non-Current Liabilities		39 906	33 054	-	-
Total Liabilities		232 271	137 991	20 904	7 897
NET ASSETS		22 761 558	21 532 444	31 302 060	26 786 226
Equity					
Contributed equity	16	32 973 508	28 063 813	32 973 508	28 063 813
Accumulated losses	17	(10 211 950)	(6 531 369)	(1 671 448)	(1 277 587)
TOTAL EQUITY		22 761 558	21 532 444	31 302 060	26 786 226

The above Statements of Financial Position should be read in conjunction with the attached notes.

Statements of Cash Flows

For the Year Ended 30 June 2004

	Note	Consolidated Entity		Parent Entity	
		2004	2003	2004	2003
		$	$	$	$
		Inflows/(Outflows)		Inflows/(Outflows)	
Cash flow from Operating Activities					
Receipts from customers (GST inclusive)		425 755	462 570	35 906	23 695
Payments to suppliers and employees (GST inclusive)		(3 582 620)	(1 673 881)	(337 161)	(364 531)
Interest received		127 238	69 243	125 232	65 145
Research and development concession refund		363 175	288 770	-	-
Borrowing costs paid		(15 376)	(10 281)	-	-
Net cash provided by/(used in) operating activities	29	(2 681 828)	(863 579)	(176 023)	(275 691)
Cash flow from Investing Activities					
Payments for property, plant and equipment		(249 652)	(265 455)	-	-
Payments for research and development		(95 443)	(247 494)	-	-
Net cash provided by/(used in) operating activities		(345 095)	(512 949)	-	-
Cash flow from Financing Activities					
Proceeds from share issue		4 924 195	3 110 000	4 924 195	3 110 000
Share capital costs		(14 500)	(93 284)	(14 500)	(93 284)
Funds provided to controlled entities		-	-	(3 048 917)	(1 271 000)
Repayment of borrowings		(6 520)	(154 043)	-	-
Net cash provided by/(used in) operating activities		4 903 175	2 862 673	1 860 778	1 745 716
Net increase in cash held		1 876 252	1 486 145	1 684 755	1 470 025
Cash at the beginning of the year		3 754 846	2 268 701	3 712 418	2 242 393
Cash at the end of the year	6	5 631 098	3 754 846	5 397 173	3 712 418

The above Statements of Cash Flows should be read in conjunction with the attached notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Principles of Consolidation

The consolidated financial statements combine the assets and liabilities of all entities controlled by Occupational & Medical Innovations Limited ("parent entity") as at 30 June 2004 and the results of all controlled entities for the year then ended. Occupational & Medical Innovations Limited and its controlled entities (refer note 27) are together referred to in the financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(c) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the statement of financial position as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

Tax consolidation legislation

The consolidated entity is assessing the implementation of the tax consolidation legislation. No decision on the adoption of tax consolidation has been determined and the Australian Taxation Office has still to be notified of any decision.

(d) Property, Plant and Equipment

Plant and equipment is stated in the financial statements at cost. All plant and equipment are depreciated over their estimated useful lives using either the straight line method or diminishing value method commencing from the time the assets are held ready for use. The average depreciation rates per class of asset are as follows:

Class of asset	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	20-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

(e) Employee Benefits

The following liabilities arising in respect of employee benefits are measured at their nominal amounts:

- Wages and salaries and annual leave regardless of whether they are expected to be settled within twelve months of balance date; and

- Other employee benefits which are expected to be settled within twelve months of balance date.

All other employee benefits, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(f) Revenue Recognition

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(g) Intangibles

Patents are brought to account at cost and prior to commercial production are amortised using the straight-line method over 20 years. Upon commencement of commercial production the life cycle of the product is assessed and patents are amortised on a straight line basis over that life cycle.

(h) Deferred Research and Development Costs

Deferred research and development costs are brought to account at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised research and development costs are reviewed annually with costs on projects not considered recoverable written off.

(i) Payables

Accounts payable represent the principal amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

(j) Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms.

(k) Interest Bearing Liabilities

Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

(l) Net Fair Values

The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

(m) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(n) Cash

Cash includes cash on hand and in banks and investments in money market instruments.

(o) Leases

Operating lease payments are charged to expense on a basis which is representative of the pattern of benefits derived from the leased property.

(p) Earnings per Share

Basic: Basic earnings per share is determined by dividing net profit/(loss) attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial year.

Diluted: Diluted earnings per share adjusts the figures used in the determination of basic earnings per share using the weighted average number of ordinary shares adjusted for dilutive potential ordinary shares outstanding during the financial year.

(q) Translation of Foreign Currency Items

Transactions in foreign currency are recognised and translated using the spot rate at the date of the transaction. Foreign currency monetary items outstanding at the reporting date are translated at the spot rate at the reporting date.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$

2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES

The following items have been recognised in the profit/(loss) from ordinary activities:

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Net gains				
Foreign exchange gain	3 279	-	-	-
Expenses				
Depreciation of plant and equipment	136 390	49 450	83	73
Amortisation of leasehold improvements	65	29 441	-	-
Deferred Research and development costs written off	-	209 116	-	-
Amortisation of patents	982 850	982 850	169 215	169 215
Net loss on sale of non-current assets	5 868	-	-	-
Operating lease rental expense	51 600	51 600	-	-

3. REVENUES FROM ORDINARY ACTIVITIES

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Operating revenue:				
Sale of Goods	352 290	-	-	-
Rendering of Services	522	380 368	-	-
Non-operating revenue:				
Interest	101 017	95 464	99 011	91 366
Foreign exchange gains	3 279	-	-	-
Other	-	11 385	-	-
	457 108	487 217	99 011	91 366

4. EXPENSES FROM ORDINARY ACTIVITIES

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Classification of expenses by nature:				
Employee costs and Directors fees	1 334 395	748 730	137 545	111 545
Depreciation	136 390	49 450	83	73
Accounting	60 035	21 593	35 539	14 433
Amortisation	982 915	1 012 291	169 215	169 215
Consulting fees	173 604	187 711	48 499	85 951
Insurance	337 773	152 013	15 801	13 262
Legal costs	133 681	129 708	18 897	9 010
Listing expenses	41 774	52 944	41 774	52 944
Travel	207 789	57 057	-	-
Deferred Research and development costs written off	-	209 116	-	-
Patent fees	230 750	76 079	-	-
Printing and Stationery	55 279	41 662	-	-

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
4. EXPENSES FROM ORDINARY ACTIVITIES (continued)				
Rent	51 600	51 600	-	-
Cost of goods sold	189 800	-	-	-
Repairs and maintenance	54 113	3 667	-	-
Computer	77 136	18 189	-	-
Other expenses from ordinary activities	418 454	145 932	25 519	10 111
	4 485 488	2 957 742	492 872	466 544

5. INCOME TAX

The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
Prima facie tax benefit on operating profit/(loss) calculated at 30% (2003 : 30%)	(1 213 126)	(744 242)	(118 158)	(112 553)
Tax effect on permanent differences:				
Amortisation of patents	294 855	294 855	50 765	50 765
Other non deductible items	47 883	5 923	12 489	2 703
FITB not brought to account	870 388	443 464	54 904	59 085
R&D concession refund	(363 175)	(288 770)	-	-
Income tax expense/(benefit)	(363 175)	(288 770)	-	-

Potential future income tax benefits at 30% (2003: 30%) attributable to tax losses and timing differences carried forward, amounting to $1 502 485 (2003: $829 484) for the consolidated entity, and $303 614 (2003: $253 065) for the parent entity, have not been brought to account because Directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;

(b) the consolidated entity continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation:

The balance of the franking account of the parent entity at the end of the year was nil. No dividends were paid during the year.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
6. CASH ASSETS				
Cash on hand	11	10	10	10
Cash at bank	382 859	178 607	148 935	136 179
Cash on deposit	5 248 228	3 576 229	5 248 228	3 576 229
	5 631 098	3 754 846	5 397 173	3 712 418
7. RECEIVABLES				
Current				
Trade accounts receivable	56 385	8 746	-	-
Other	43 514	69 622	7 284	42 817
	99 899	78 368	7 284	42 817
Included in trade accounts receivable are amounts receivable in US dollars translated at the spot rate at year end	35 777	-	-	-
Non-Current				
Receivables from controlled entities	-	-	6 522 017	3 473 100
8. OTHER CURRENT ASSETS				
Prepayments	184 528	177	-	-
Other	31 738	10 400	10 000	10 000
	216 266	10 577	10 000	10 000
9. PROPERTY, PLANT & EQUIPMENT				
Plant and equipment at cost	726 699	502 070	548	548
Accumulated depreciation	(260 094)	(142 281)	(489)	(406)
	466 605	359 789	59	142
Leasehold improvements at cost	578	80 429	-	-
Accumulated amortisation	(65)	(80 429)	-	-
	513	-	-	-
	467 118	359 789	59	142
Movements during the year:				
Plant and equipment:				
Beginning of the year	359 789	148 450	142	215
Additions	249 074	260 789	-	-
Disposals	(5 868)	-	-	-
Depreciation	(136 390)	(49 450)	(83)	(73)
	466 605	359 789	59	142

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
9. PROPERTY, PLANT & EQUIPMENT (continued)				
Leasehold improvements:				
Beginning of the year	-	24 775	-	-
Additions	578	4 666	-	-
Amortisation	(65)	(29 441)	-	-
	513	-	-	-

10. OTHER FINANCIAL ASSETS

Investment in controlled entities - at cost	-	-	16 564 639	16 564 639

11. INTANGIBLES

Patents at cost	19 654 009	19 654 009	3 381 699	3 381 699
Accumulated amortisation	(4 132 807)	(3 149 957)	(710 800)	(541 585)
	15 521 202	16 504 052	2 670 899	2 840 114

The Directors have determined that patents at cost totalling $15 521 202 (2003: $16 504 052) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entity's products.

The consolidated entity has entered into the following agreements with distributors and manufacturers of its products. The expected cash flows used in the determination of recoverable amount have incorporated the expected outcomes from these agreements.

- Distribution Agreement with Personna Medical, a division of American Safety Razor Company, as an exclusive distributor of the OMI Safety Scalpel in North America, Mexico and the Caribbean.
- Distribution Agreement with Device Technologies Australia Pty Limited as an exclusive distributor of the OMI Safety Scalpel in Australia and New Zealand.
- Scalpel Manufacturing Agreement with WUXI XINDA Medical Device Co Ltd in China.
- Distribution Agreement with Terumo Corporation (Australia) as OMI's exclusive retractable syringe distributor in Australia, New Zealand and the Pacific Islands.
- Heads of Agreement with Terumo Medical Corporation (USA) with a view to entering into a Distribution Agreement whereby Terumo Medical Corporation will be appointed OMI's exclusive distributor for its retractable syringe in the United States, Canada and Mexico.
- Syringe Manufacturing Agreement with China Medical Group, Inc. for manufacture of the retractable syringe and distribution in China.
- Heads of Agreement with B.Braun with a view to appointing B.Braun as exclusive distributor of OMI's Safe IV Access Valve in Australia, New Zealand and South East Asia.
- Safe IV Access Valve manufacturing Agreement with Vital Care Group, Inc. for the manufacture of OMI's Safe IV Access Valve.

At the date of this report the reliability of the expected cash flows associated with the determination of the recoverable amounts is dependent upon a number of future events including moving from the Heads of Agreement with Terumo (USA) to a full distribution agreement for the retractable syringe in the United States, obtaining FDA approval of the retractable syringe in the United States, obtaining CE approval for the retractable syringe and safety scalpel in Europe, entering into a full Distribution Agreement with B.Braun for the distribution of the OMI IV Access Valve and the ability of manufacturers to fulfil their obligations under the Manufacturing Agreements. Whilst the Directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of these uncertainties were known may be material.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
12. OTHER NON-CURRENT ASSETS				
Deferred research and development costs	1 058 246	962 803	150 893	150 893
Movements during the year:				
Opening balance	962 803	924 425	150 893	150 893
Additions	95 443	247 494	-	-
Amounts written off	-	(209 116)	-	-
Closing balance	1 058 246	962 803	150 893	150 893
13. PAYABLES				
Trade accounts payable and accruals (unsecured)	131 722	45 671	20 904	7 897
Included in trade accounts payable are amounts payable in US dollars translated at the spot rate at year end	29 719	-	-	-
14. INTEREST BEARING LIABILITIES				
Current				
Hire purchase	6 622	14 240	-	-
Non-current				
Hire purchase	28 712	27 614	-	-

Hire purchase liabilities are fully secured by applicable hire purchase asset.

15. PROVISIONS				
Current				
Employee benefits	54 021	45 026	-	-
Non-Current				
Employee benefits	11 194	5 440	-	-
Aggregate employee entitlements	65 215	50 466	-	-

The consolidated entity had 13 (2003: 15) full time or full time equivalent employees at 30 June 2004.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
16. CONTRIBUTED EQUITY				
Issued shares:				
29 530 626 (2003: 26 353 726) fully paid ordinary shares	32 973 508	28 063 813	32 973 508	28 063 813
Shares issued during the period:				
Opening balance	28 063 813	25 047 097	28 063 813	25 047 097
1 000 000 ordinary shares at $3.11 each	-	3 110 000	-	3 110 000
3 176 900 ordinary shares at $1.55 each	4 924 195	-	4 924 195	-
Share issue costs	(14 500)	(93 284)	(14 500)	(93 284)
	32 973 508	28 063 813	32 973 508	28 063 813

Ordinary shares have equal rights to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

17. ACCUMULATED LOSSES				
Balance at beginning of year	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)
Net profit/(loss)	(3 680 581)	(2 192 036)	(393 861)	(375 178)
Balance at end of year	(10 211 950)	(6 531 369)	(1 671 448)	(1 277 587)

18. TOTAL EQUITY				
Balance at beginning of year	21 532 444	20 707 764	26 786 226	24 144 688
Total changes in equity recognised in the Statement of Financial Performance	(3 695 081)	(2 285 320)	(408 361)	(468 462)
Transactions with owners as owners: - contributions of equity	4 924 195	3 110 000	4 924 195	3 110 000
Balance at end of year	22 761 558	21 532 444	31 302 060	26 786 226

19. EARNINGS PER SHARE		
Basic earnings per share	(13.96) cents	(8.57) cents
Diluted earnings per share	(13.96) cents	(8.57) cents
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	26 362 430	25 572 904
Net profit/(loss) used in calculating basic earnings per share	(3 680 581)	(2 192 036)

There are no potential ordinary shares that are dilutive at year end

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
20. AUDITORS' REMUNERATION				
Services provided by the parent entity's auditor:				
Assurance services				
Audit and review of financial reports	20 000	17 500	20 000	17 500
Other services				
Compliance with regulatory requirements	12 933	10 526	12 933	10 526
	32 933	28 026	32 933	28 026

21. DIRECTOR DISCLOSURES

Directors

The following persons were Directors of the parent entity during the financial year:

Name of Director	Title
Dr J Taske	Chairman – Non- executive Director
B Kiehne	Joint Managing Director
M Hayne	Non-executive Director
L Litzow	Non-executive Director, (appointed 22 July 2003)
K Taske	Joint Managing Director, (appointed 22 January 2004)
D Jenkins	Non-executive Director, (resigned 17 November 2003)

Principles used to determine the nature and amount of remuneration

Directors' fees

Fees to Directors reflect the demands which are made on, and the responsibilities of, the Directors. Directors' fees are reviewed annually by the Board and are determined within an aggregate Directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 in aggregate plus statutory superannuation.

Executive Directors' pay

The combination of Directors' fees, salary, non-cash benefits and superannuation make up the Executive Directors total remuneration. The salary component of Executive Directors' remuneration package is reviewed annually to ensure the Executives pay is competitive with the market. Executive directors' pay is not directly linked to the financial performance of the consolidated entity.

Details of remuneration

Details of the nature and amount of each major element of the emoluments of each Director of the company and the officers of the company and the consolidated entity are:

Director	Director's Fee	Salary	Non-Cash Benefits	Superannuation	Options	Total
Dr J Taske	47 525	-	-	270	-	47 795
B Kiehne	24 000	151 513	12 221	15 796	-	203 530
M Hayne	34 000	-	-	-	-	34 000
L Litzow	34 000	-	-	-	-	34 000
K Taske	10 000	78 652	4 324	7 926	-	100 902
D Jenkins	2 000	-	-	-	-	2 000
Total	151 525	230 165	16 545	23 992	-	422 227

21. DIRECTOR DISCLOSURES (continued)

Total remuneration of Directors for the year ended 30 June 2003 is set out below. Information for individual directors is not shown as this is the first financial report prepared since the issue of AASB 1046 Directors and Executives Disclosures by Disclosing Entities.

	Director's Fee	Salary	Non-Cash Benefits	Superannuation	Options	Total
Total	116 000	126 181	16 547	11 356	-	270 084

Shareholdings

The number of ordinary shares in the parent entity held during the financial year by each Director and their personally related entities is set out below:

Name	Balance at the start of the year	Received on the exercising options	Net purchased / (sold)	Other changes	Balance at the end of the year
Dr J Taske	687 233	-	9 675	-	696 908
B Kiehne	9 838 710	-	(1 043 043)	-	8 795 667
M Hayne	83 000	-	14 450	-	97 450
L Litzow	-	-	24 653	-	24 653
K Taske	-	-	3 225	419 900 *	423 125
D Jenkins	375 600	-	-	(375 600) *	-
Total	10 984 543	-	(991 040)	44 300	10 037 803

* Movement recorded to recognise appointment / resignation as a Director.

22. SPECIFIED EXECUTIVES DISCLOSURES

Executives

The following persons were executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the financial year:

Name of Specified Executive	Title
K Taske	Joint Chief Executive Officer (Appointed 1 December 2003)
A Horstman	Design Manager and Director of OMI Research Pty Ltd
W Archibald	General Manager (Resigned June 2004)
J Moylan	International Business Manager (Resigned June 2004)

The consolidated entity had no other employees during the year who meet the definition of specified executive.

22. SPECIFIED EXECUTIVES DISCLOSURES (continued)

Principles used to determine the nature and amount of remuneration

Executive pay

The combination of salary, non-cash benefits and superannuation make up the Executives total remuneration. Base pay for the Executive is reviewed annually to ensure the Executives pay is competitive with the market.

Specified Executives	Salary	Non-Cash Benefits	Superannuation	Options	Total
K Taske #	31 228	1 730	2 811	-	35 769
A Horstman	60 766	2 340	5 469	-	68 575
W Archibald	133 624	4 596	12 026	-	150 246
J Moylan	122 484	9 846	11 024	-	143 354
Total	348 102	18 512	31 330	-	397 944

Remuneration during the period from 1 December 2003 to being appointed a Director on 22 January 2004.

Comparative information for specified executives is not shown as this is the first financial report prepared since the issue of AASB 1046 Directors and Executives Disclosures by Disclosing Entities.

Shareholdings

The number of ordinary shares in the parent entity held during the financial year by each Executive of the consolidated entity is set out below:

Name	Balance at the start of the year	Received on the exercising options	Purchased / (sold)	Other changes	Balance at the end of the year
K Taske	419 900	-	-	(419 900)#	-
A Horstman	2 000	-	-	-	2 000
W Archibald	50 133	-	-	(50 133) *	-
J Moylan	-	-	-	-	-
Total	472 033	-	-	(470 033)	2 000

* Movement recorded to recognise resignation as an employee
# Movement recorded to recognise transfer to specified director

23. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

24. SEGMENT INFORMATION

The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry, and in one geographical segment, being Australia.

The consolidated entity purchased inventory from China during the financial year at a cost of $189 800 (2003:nil) and made sales to its United States of America distributor totalling $352 290 (2003:nil).

25. CREDIT RISK EXPOSURE

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the statement of financial position net of any provisions for losses. The consolidated entity had no significant concentration of credit risk with any single counter party or group of counter parties.

26. RELATED PARTY TRANSACTIONS

(i) Transactions with Directors and their director-related entities during the year on normal commercial terms.

(a) Legal fees paid to Nicholson's Solicitors, a firm associated with Mr M Hayne, totalling $35 744 (2003: $138 263);

(b) Wages paid to relatives of Mr B Kiehne totalling $26 310 (2003: $30 717);

(c) Secretarial and other services provided by Weir River Grazing Co, a company associated with Mr L Litzow, totalling $11 747 (2003 : $nil);

(d) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with Mr D Jenkins, totalling $12 765 (2003: $78 400); and

(e) Vehicle servicing costs paid to Motorama Group, a company of which a former Director – Mr W Grady, is a Director, totalling $nil (2003: $1 880).

(ii) Transactions within the wholly-owned group

All transactions within the wholly-owned group have been eliminated.

27. CONTROLLED ENTITIES

Controlled Entities of Occupational & Medical Innovations Limited	Country of Incorporation	Percentage of Shares Held	
		2004	2003
OMI Research Pty Ltd	Australia	100%	100%
Jireh Tech Pty Ltd	Australia	100%	100%
OMI Inc	USA	100%	100%
OMI Manufacturing Pty Ltd	Australia	100%	100%
OMI Properties Pty Ltd	Australia	100%	100%

Controlled entity acquired in the year ended 30 June 2003

OMI Properties Pty Ltd was incorporated on 3 June 2003 at a cost of $955. The company has not traded since incorporation.

28. FINANCIAL INSTRUMENTS

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are speculative in nature.

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2004		Fixed Interest Rate Maturing				
	Non-Interest Bearing	1 Year or Less	1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial Assets:						
Cash	11	4 000 000	-	1 631 087	5 631 098	5.01%
Receivables	99 899	-	-	-	99 899	-
	99 910	4 000 000	-	1 631 087	5 730 997	
Financial Liabilities:						
Trade accounts payable	131 722	-	-	-	131 722	-
Hire purchase liabilities	-	6 622	28 712	-	35 334	10.09%
	131 722	6 622	28 712	-	167 056	
Net Financial Assets/ (Liabilities)	(31 812)	3 993 378	(28 712)	1 631 087	5 563 941	

2003		Fixed Interest Rate Maturing				
	Non-Interest Bearing	1 Year or Less	1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial Assets:						
Cash	10	3 576 229	-	178 607	3 754 846	4.37%
Receivables	78 368	-	-	-	78 368	-
	78 378	3 576 229	-	178 607	3 833 214	
Financial Liabilities:						
Trade accounts payable	45 671	-	-	-	45 671	-
Hire purchase liabilities	-	14 240	27 614	-	41 854	8.70%
	45 671	14 240	27 614	-	87 525	
Net Financial Assets/ (Liabilities)	32 707	3 561 989	(27 614)	178 607	3 745 689	

29. NOTES TO STATEMENTS OF CASH FLOWS

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the Statement of Cash Flows, is reconciled to the related items in the statement of financial position as follows:

(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Net profit/(loss)	(3 680 581)	(2 192 036)	(393 861)	(375 178)
Depreciation	136 390	49 450	83	73
Amortisation of leasehold improvements	65	29 441	-	-
Amortisation of patents	982 850	982 850	169 215	169 215
Loss on disposal of non-current assets	5 868	-	-	-
Write down of research & development costs	-	209 116	-	-
Changes in assets and liabilities:				
Trade debtors	(47 639)	(6 537)	-	-
Other current assets	4 883	(36 221)	35 533	(36 221)
Prepayments	(184 351)	124 780	-	300
Trade creditors and accruals	85 938	(28 794)	13 007	(33 880)
Provision for employee entitlements	14 749	4 372	-	-
	(2 681 828)	(863 579)	(176 023)	(275 691)

(iii) The consolidated entity has no credit standby arrangements as at 30 June 2004. Fully drawn loan facilities in the form of hire purchase arrangements are disclosed in note 30.

30. COMMITMENTS FOR EXPENDITURE

Operating leases in relation to plant and equipment				
Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment				
Not later than one year	1 228	-	-	-
Later than one year and not later than five years	4 706	-	-	-
	5 934	-	-	-
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	10 875	17 265	-	-
Later than one year and not later than five years	33 740	30 926	-	-
	44 615	48 191	-	-

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
30. COMMITMENTS FOR EXPENDITURE (continued)				
Future finance charges:				
Not later than one year	(4 253)	(3 024)	-	-
Later than one year and not later than five years	(5 028)	(3 313)	-	-
Hire purchase liability	35 334	41 854	-	-

Hire purchase liabilities relate to the acquisition of motor vehicles.

31. PRINCIPAL PLACE OF BUSINESS

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland. The principal activities of the company are disclosed in the Directors' Report.

32. EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years.

33. EMPLOYEE OPTION PLAN

On 21 June 2004 the parent entity established the Occupational & Medical Innovations Employee Option Plan to enable the Board to offer options to acquire ordinary shares in the parent entity to employees, contractors and other key contributors to the consolidated entity's business, at the discretion of the Board.

As at 30 June 2004 no options have been issued under the employee option plan.

Key terms and conditions of the plan are as follows:

For the first issue of options under the plan one third of the options will vest on 7 June 2005, a further third will vest on 7 June 2006 and the balance will vest on 7 June 2007. The last exercise date is five years from the date of issue (subject to any adjustment under the plan).

Options will lapse on the earlier of:

- the last exercise date
- a determination of the plan committee that the options should lapse due to dismissal, removal from office, termination of contract, fraud, defalcation, gross misconduct or any act which brings the consolidated entity or any body corporate within the consolidated entity into disrepute
- unless otherwise determined by the plan committee, the date which is 30 days after ceasing to be an employee or termination of contract.

34. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australian Equivalents to International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ending 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements".

The transition to AIFRS is being managed through the following measures:

1. Examination of impacts to isolate those areas where changes are required to adjust the Company's information systems and reporting style to comply with the new requirements.
2. Consultation with our financial advisors and auditors to ensure acceptance of changes at a review level.
3. Involvement of the Board to ensure understanding at the highest level so as to allow decisions to be made with full awareness of the effect on the Company's reporting requirements.
4. Implementing changes required after careful examination and planning of the processes to arrive at the optimum outcome.
5. Instituting appropriate staff training to achieve an appropriate level of understanding and implementation.

The key differences in accounting policies expected to arise from adoption of AIFRS are listed as follows:

Income Tax

AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts are subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

Property, Plant & Equipment

Property, plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of property, plant & equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

Research and Development

Capitalised items of research costs that have been internally generated must be derecognised under the new standard. Any further research costs must be expensed in the year they are incurred.

Qualifying expenditure in relation to development phase costs may be capitalised and impairment tested annually until the related asset is complete at which time they will be amortised over the useful life of the related asset.

Patents

All patents have been assessed as having a finite useful life. Patents will continue to be amortised over the useful life of the asset and also be subject to an annual impairment test.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Occupational & Medical Innovations Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Occupational & Medical Innovations Limited is in accordance with:

(a) The Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding the Recoverable Amount of Patents

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in note 11 to the financial statements the Directors have determined that patents at cost totalling $15 521 202 (2003: $16 504 052) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entity's products.

The consolidated entity has entered into the following agreements with distributors and manufacturers of its products. The expected cash flows used in the determination of recoverable amount have incorporated the expected outcomes from these agreements.

- Distribution Agreement with Personna Medical, a division of American Safety Razor Company, as an exclusive distributor of the OMI Safety Scalpel in North America, Mexico and the Caribbean.
- Distribution Agreement with Device Technologies Australia Pty Limited as an exclusive distributor of the OMI Safety Scalpel in Australia and New Zealand.
- Scalpel Manufacturing Agreement with WUXI XINDA Medical Device Co Ltd in China.
- Distribution Agreement with Terumo Corporation (Australia) as OMI's exclusive retractable syringe distributor in Australia, New Zealand and the Pacific Islands.
- Heads of Agreement with Terumo Medical Corporation (USA) with a view to entering into a Distribution Agreement whereby Terumo Medical Corporation will be appointed OMI's exclusive distributor for its retractable syringe in the United States, Canada and Mexico.
- Syringe Manufacturing Agreement with China Medical Group, Inc. for manufacture of the retractable syringe and distribution in China.
- Heads of Agreement with B.Braun with a view to appointing B.Braun as exclusive distributor of OMI's Safe IV Access Valve in Australia, New Zealand and South East Asia.
- Safe IV Access Valve manufacturing Agreement with Vital Care Group, Inc. for the manufacture of OMI's Safe IV Access Valve.

At the date of this report the reliability of the expected cash flows associated with the determination of the recoverable amounts is dependent upon a number of future events including moving from the Heads of Agreement with Terumo (USA) to a full distribution agreement for the retractable syringe in the United States, obtaining FDA approval of the retractable syringe in the United States, obtaining CE approval for the retractable syringe and safety scalpel in Europe, entering into a full Distribution Agreement with B.Braun for the distribution of the OMI IV Access Valve and the ability of manufacturers to fulfil their obligations under the Manufacturing Agreements. Whilst the Directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents. The possible effects on the financial report if the outcome of these uncertainties were known may be material.

The carrying value of the patents also provide the basis of support for the recoverable value of the investments in controlled entities recorded in the parent entity at $16,564,639 (2003: $16,564,639).

PKF
A Brisbane Partnership
Chartered Accountants
Brisbane, 23 September 2004.

R Q Cole
Partner

Shareholders information

Twenty Largest Shareholders

Name	No. of Ordinary Shares Held	% of Issued Share Capital
Mr Bruce Leigh Kiehne	4,242,573	14.37
Mrs Vennessa Gay Kiehne	3,703,323	12.54
Critune Pty Ltd	2,705,000	9.16
CB Nurcombe Engineering Pty Ltd	1,036,671	3.51
Hambap Pty Ltd <Keith Taske Family A/C>	423,125	1.43
Ms Marion Walker	423,125	1.43
Dr John Taske	348,125	1.18
Mr Leonard Snowden Cray	338,756	1.15
Mr Lee Griffiths	331,584	1.12
Mr John Taske & Mrs Tina Taske <Taske Super Fund A/C>	301,450	1.02
Mr Andrew George Maluish & Mrs Annette Elizabeth Maluish	288,940	0.98
Mrs Linda Yvonne Kiehne	227,336	0.77
Mr Desmond Lance Kiehne	224,811	0.76
Australian Mutual Growth Fund Pty Ltd	213,506	0.72
Lawy Pty Ltd	201,284	0.68
Ms Maria Genn <Genn Superannuation Fund A/C>	132,000	0.45
Dr Paul Graham Millican & Mrs Beverley Ann Millican <P G Millican P/L Super A/C>	116,225	0.39
Mr Michael Terranova	108,225	0.37
Benbrook Superannuation Pty Ltd <Benbrook Super Fund A/C>	103,225	0.35
Mr Donald Bruce Stewart	83,600	0.28
Report Total	**15,552,884**	**52.67**
Remainder	**13,977,742**	**47.33**
GRAND TOTAL	**29,530,626**	**100.00**

Substantial Shareholders as at September 17 2004

Name	Units	%
Mr Bruce Leigh Kiehne	4,242,573	14.37
Mrs Vennessa Gay Kiehne	3,703,323	12.54

Distribution of Listed Shares at September 21 2004

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 100000	100001 to (Max)	Total	Less Than M/parcel 275
Holders							
Issuer	185	448	127	91	11	**862**	27
Chess	518	951	335	199	8	**2011**	91
Total	703	1399	462	290	19	**2873**	118
Units							
Issuer	121837	1273342	939679	2005305	6197449	**10537612**	5250
Chess	339534	2724828	2360582	4307256	9260814	**18993014**	15702
Total	461371	3998170	3300261	6312561	15458263	**29530626**	20952

Shareholdings

The number of ordinary shares in the parent entity held during the financial year by each Director and their personally related entities as at September 17 is set out below:

Dr J Taske	696 908
B Kiehne	8 795 667
M Hayne	97 450
L Litzow	24 653
K Taske	423 125



Occupational & Medical Innovations Limited
Unit 1/12 Booran Drive Slacks Creek Qld 4127 PO Box 2150 Logan City DC Qld 4114

Phone +61 7 3451 7000 Facsimile +61 7 3209 4765 Email info@omiltd.com Web www.omiltd.com

Subsidiary companies

OMI Research Pty Ltd ABN 41 092 084 805

OMI Manufacturing Pty Ltd ABN 74 101 137 464

OMI Properties Pty Ltd ABN 73 104 967 679

Jireh Tech Pty Ltd ACN 082 897 621

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

29 October 2004

Quarterly Report

Occupational & Medical Innovations Limited ("OMI") submits its Quarterly Report for the period ending 30 September 2004.

Receipts from customers totalled $20,000 for the period. OMI currently holds orders for its Safety Scalpel currently in production totalling USD$230,000. Receipts from these orders will be reflected in future reports.

During the period, OMI invested $40,000 in Research & Development connected with its portfolio of medical devices and in particular, with its range of Retractable Syringes.

Total cash reserves held at the end of the period were $4.76 Million.

K. C. Taske

KEITH TASKE
Joint Chief Executive Officer

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN	Quarter ended ("current quarter")
11 091 192 871	September 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (....3...months) $A'000
1.1	Receipts from customers	20	20
1.2	Payments for (a) staff costs	(358)	(358)
	(b) advertising and marketing	(40)	(40)
	(c) research and development	(580)	(580)
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	64	64
1.5	Interest and other costs of finance paid	(3)	(3)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	61	61
	Net operating cash flows	(836)	(836)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (...3...months) $A'000
1.8	Net operating cash flows (carried forward)	(836)	(836)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(25)	(25)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(25)	(25)
1.14	**Total operating and investing cash flows**	(861)	(861)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(3)	(3)
1.19	Dividends paid	-	-
1.20	Other (Share Issue Costs)	-	-
	Net financing cash flows	(864)	(864)
	Net increase (decrease) in cash held		
1.21	Cash at beginning of quarter/year to date	5,631	5,631
1.22	Exchange rate adjustments to item 1.20		
1.23	Cash at end of quarter	4,767	4,767

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	302
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	32	32
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	133	383
4.2	Deposits at call	4,634	5,248
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	4,767	5,631

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 28/10/2004
Lawrence Litzow (Director)

Print name: Lawrence Litzow

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

29 October 2004

Notice of Annual General Meeting

Please find attached the Notice of the Annual General Meeting of Shareholders in Occupational & Medical Innovations Limited.

In order to allow shareholders to make an informed decision regarding Resolutions 3 & 4, copies of the Employee Option Plan and Offer Booklet are also attached.

The meeting will be held in the Australian Stock Exchange Lecture Theatre, Level 5, Riverside Centre, 123 Eagle St, Brisbane at 11:00am Monday 29 November 2004. All shareholders are encouraged to attend and participate in the meeting.

The Notice of Meeting and Annual Report will be dispatched to Shareholders today (29/10/04).

LJ LITZOW
Company Secretary

Notice of the Annual General Meeting of Shareholders

to be held at ASX Lecture Theatre
Level 5, Riverside Centre, 123 Eagle Street Brisbane
29 November 2004 at 11:00am

Ordinary Business

1 Financial Statements

To receive and consider the Financial Report of Occupational & Medical Innovations Limited and its controlled entities and the Reports of Directors and the Auditor for the Financial Year ended 30 June 2004.

2 Election of Directors

- In accordance with Article 16.3 of the Constitution of Occupational & Medical Innovations Limited Michael Hayne retires by rotation and, being eligible, offers himself for re-election.

Resolution 1 - "That Michael Hayne, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Occupational & Medical Innovations Limited."

- Mr. Keith Taske was appointed by the board in January 2004 to hold office until the Annual General Meeting. In accordance with ASX Listing Rule 14.4, Mr. Taske, being eligible, offers himself for re-election.

Resolution 2 - "That Keith Taske, appointed in January 2004 as a Director of Occupational & Medical Innovations Limited, is re-elected as a Director of Occupational & Medical Innovations Limited."

3 Approval of issues to a director under the Employee Share Option Plan (ESOP)

- To consider and, if thought fit, pass the following resolution as an ordinary resolution:

Resolution 3 – "That, for the purposes of ASX Listing Rules 7.1 and 10.14 and Chapter 2E of the Corporations Act, the issue to K Taske, the Joint Managing Director of the Company of 500,000 options under the Company's Employee Share Option Plan and on the terms set out in the Explanatory Statement be approved."

This resolution is subject to voting exclusions set out at the end of this Notice. (Refer to the Explanatory Statement).

4 Approval of future issues under the Employee Share Option Plan (ESOP)

- To consider and, if thought fit, pass the following resolution as an ordinary resolution:

Resolution 4 – "That further issues of options over ordinary shares under the Company's Employee Share Option Plan be approved as an exception to ASX Listing Rule 7.1 pursuant to Exception 9 in ASX Listing Rule 7.2."

This resolution is subject to voting exclusions set out at the end of this Notice. (Refer to the Explanatory Statement).

Dated 20 October 2004

By Order of the Board of Directors,

Lawrence Litzow - Company Secretary

Explanatory Notes to the Notice of 2004 Annual General Meeting

1. Voting

OMI has determined in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 that for the purposes of voting at the Meeting securities will be taken to be held by those persons recorded on the Company's share register as at 7:00pm (Brisbane time) on Friday 26 November 2004. Accordingly share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

2. Proxies

(a) Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead.

(b) If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the votes.

(c) Where a shareholder appoints more than one proxy neither proxy is entitled to vote on a show of hands.

(d) A proxy need not be a shareholder of OMI.

(e) To be effective, OMI must receive the completed Proxy Form and, if the form is signed by the shareholder's attorney, the authority under which the Proxy Form is signed (or a certified copy of the authority) by no later than 48 hours before the commencement of the meeting. Proxy Forms and other documentation may be lodged as follows:

- by mail either to:
  Occupational & Medical Innovations Limited
  PO Box 2150, Logan City BC, Queensland 4114
- or by facsimile to:
  Occupational & Medical Innovations Limited
  (07) 3209 4765
- or by delivery to:
  Occupational & Medical Innovations Limited
  Unit 1, 12 Booran Drive, Slacks Creek, Queensland 4127

(f) Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.

(g) If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as he or she thinks fit.

(h) If a shareholder appoints the Chairman of the meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder, in favour of that item.

The following are explanatory notes in relation to the items of business included in the Notice convening the 2004 Annual General Meeting:

Item 1 Financial Statements and Reports

The Corporations Act 2001 requires that the Report of the Directors, the Auditor's Report and the Financial Report be laid before the Annual General Meeting. In addition the Company's Constitution provides for such Reports and Statements to be received and considered at the meeting. Neither the Corporations Act 2001 nor the Company's Constitution requires a vote of shareholders at the Annual General Meeting on such Reports or Statements; however shareholders will be given ample opportunity to raise questions with respect to these Reports and Statements at the meeting.

Item 2 Election of Directors (resolution 1 and 2)

The Company's Constitution (Article 16.3) requires that one third of the Directors (excluding the Managing Director), (or if that number is not divisible by 3 the next lowest number so divisible) retire at the Annual General Meeting. The Constitution (Article 16.2) further provides that each Director is required to retire no later than at the third Annual General Meeting following his or her last election or appointment by a general meeting. Any Director retiring from office under Articles 16.2 or 16.3 is eligible for re-election.

Michael Hayne retires pursuant to Article 16.3 and, being eligible, is offering himself for re-election.

Mr. Keith Taske was appointed by the board in January 2004 to hold office until the Annual General Meeting. Under Section 201H(3) of The Corporations Act 2001, this appointment must be confirmed by this meeting for Mr. Taske to continue to act as a director of the Company.

Items 3 Approval of issue of options to a director under the Employee Share Option Plan (resolution 3).

1. Background and rationale

The Board adopted the Employee Share Option Plan ('Plan') this year. The issue of options to employees is part of the Company's remuneration policy of providing effective long term incentives for performance.

Equity based incentives for senior managers, including the Joint Managing Director, reflect national best practice in executive remuneration and provide appropriate incentives to align management's interests with those of shareholders and develop a "team" culture within the company.

At this stage of the company's development, the use of options to provide incentive remuneration for executive directors is appropriate and in the interests of shareholders. It provides remuneration for the director but the value of that remuneration will only be realised on satisfaction of the performance hurdles and in circumstances where shareholders will share in that success. It also enables the company to use its resources for its business activities.

As part of the Company's policy of providing transparency in executive remuneration and in accordance with the requirements of the Listing Rules and Corporations Act, approval of shareholders is sought for an issue to a director under the Plan.

ASX Listing Rule 10.14 requires the approval of holders of ordinary shares in a company to be sought where the company intends to issue securities to a related party. The joint managing director is a related party of the Company.

The grant of options constitutes the giving of a financial benefit to a related party of the Company, which requires the approval of shareholders in general meeting under the Corporations Act.

ASX Listing Rule 7.1 requires that the approval of holders of ordinary shares in a company be sought where an issue of securities will result in the total number of securities issued over the last twelve months exceeding 15% of the company's issued capital ('15% Rule'). The proposed issue under the Plan does not exceed that threshold. Approval is sought so that this issue is disregarded in determining whether the Company has reached that threshold.

2. Terms and conditions of the Plan

A summary of the terms and conditions of the Plan is set out in Schedule 1 of this Explanatory Statement.

K Taske, the Joint Managing Director, subject to shareholder approval, will be offered 500,000 options under the Employee Share Option Plan.

No persons have received options under the Plan that require disclosure pursuant to ASX Listing Rule 10.15.4. The directors entitled to participate in the Plan are K Taske and B Kiehne (although no offer has been made under the Plan to Mr Kiehne). No other related party will be permitted to participate unless approved under Listing Rule 10.14.

The Company proposes to issue the options within 1 month after the meeting.

The exercise price for the options issued under the Plan is $2.00. The last exercise date is five years from the issue date.

The Plan provides that one third of the options granted will not vest until 7 June 2005. A further third does not vest until 7 June 2006 and the final third will not vest until 7 June 2007. The vesting of the options is subject to satisfaction of performance hurdles.

The performance hurdles are share price targets designed to provide an incentive to management to increase the value of the Company and for that value to be reflected in an increase in the share price.

The Board considered the appropriate performance hurdles having regard to the Company's remuneration policies and business objectives to ensure that the incentives provided match those objectives.

The exercise conditions for the options are as follows:

(a) Exercise Condition for Options vesting on 7 June 2005: The buy price of OMI Shares quoted on ASX at the close of a trading day on ASX is greater than $3.50 for 30 consecutive trading days at any time in the 12 months before 7 June 2005.

(b) Exercise Condition for Options vesting on 7 June 2006: The buy price of OMI Shares quoted on ASX at the close of a trading day on ASX is greater than $4.25 for 30 consecutive trading days at any time in the 12 months before 7 June 2006.

(c) Exercise Condition for Options vesting on 7 June 2007: The buy price of OMI Shares quoted on ASX at the close of a trading day on ASX is greater than $5.00 for 30 consecutive trading days at any time in the 12 months before 7 June 2007.

3. Effect of the proposal

The table below sets out the director's percentage interests in the ordinary shares of the Company and what his interests will be if all of his options were issued and exercised as at the date of this notice.

Name	Current interest (%)	Number of Options	Interest after exercise (%)
K Taske	1.43	500,000	3.02

Shareholders should note that if the director exercises his options, it will have a small dilutionary effect on existing shareholders' interests.

Details of the director's remuneration for the 2003/2004 financial year was as follows:

Name	Directors Fees ($)	Salary ($)	Non-cash benefits ($)	Superannuation ($)
K Taske	10,000	78,652	4,324	7,826

The director does not currently hold any other options.

Details of the options to be issued under this approval will be published in the annual report for the period in which they are issued.

4. Value of options

The estimated value of the options is set out in the table below:

Vesting Date	Exercise price	Estimated value (Low)	Estimated value (High)
7 June 2005	$2.00 (actual)	$0.089	$0.1167
7 June 2006	$2.00 (actual)	$0.116	$0.1511
7 June 2007	$2.00 (actual)	$0.116	$0.150

The value of the options has been calculated using the Black-Scholes method in accordance with general financial market practice for valuing options over assets where no dividends are anticipated to be paid.

The following five principal assumptions were made in calculating the value of the options using the Black-Scholes option pricing model:

1. The price of the underlying security
The current value of an ordinary share in OMI was estimated to be in the range of $1.70 and $1.80, with a mid point of $1.75 based on a review of recent share market trading in OMI shares on the ASX and the volume weighted average price of OMI ordinary shares over several periods;

2. The exercise price
The exercise price under the Plan is $2.00;

3. The annualised time to maturity
The time to maturity under the Plan is five years from the date of issue. As certain conditions (set out in Schedule 1) create the possibility of early exercise, the expected life of the options was estimated to be between three and five years;

4. The continuously compounded equivalent of the risk free rate
The continuously compounded equivalent of the yield implicit in the five year Government Bond rate of 5.34% was adopted as a proxy for the risk free interest rate; and

5. The security's price volatility (annualised)
The future volatility of the underlying security price over the period to expiry of the option was estimated to be between 60% and 70% per annum.

As the option terms include market vesting conditions, the probability of the occurrence of each condition was estimated in order to price the conditions into the valuation of the options.

No additional marketability discount was applied as the lack of marketability of the options is properly reflected in the reduction of the term to maturity of the option to its expected life.

The highest price for OMI ordinary shares in the last 12 months was $4.62. The lowest price for OMI ordinary shares in the last 12 months was $1.20. The most recent closing price for OMI ordinary shares was $1.71.

5. Use of funds raised

There is no issue price for the options. The funds raised by the exercise of the options will be applied by the Company for its general business purposes.

6. Recommendation

All the directors, save for Mr Bruce Kiehne, recommend that you vote in favour of Resolution 3. Mr Kiehne has declined to make a recommendation on the resolution on the basis that he is not satisfied that approval of shareholders under Chapter 2E of the Corporations Act is required.

No director has an interest in the outcome of this resolution other than K Taske as set out above.

Item 4 Approval of future issues under Employee Share Option Plan (resolution 4)

1. Background and rationale

The Board adopted the Employee Share Option Plan ('ESOP') this year.

The Board proposes to make future issues of options to employees as part of its remuneration policy of providing effective long term incentives for performance of senior managers.

There are currently no ESOP options on issue. All options are subject to performance hurdles.

The terms of the ESOP provide that the Company may not issue options representing more than 5% of its total issued ordinary share capital in any 5 year period.

As part of its policy of providing transparency in executive remuneration, the Board is seeking the approval of shareholders for future issues under the ESOP for the purposes of Listing Rule 7.2.

Under Listing Rule 7.2, shareholders may approve issues of options under an employee incentive plan as an exception to the 15% Rule so that issues of options under the plan are not considered for the purposes of calculating the capacity to issue securities under the 15% Rule.

This approval continues for 3 years, at which time it must either be renewed or it expires and issues under the plan revert to being a part of the 15% Rule.

If issues of options under the ESOP are approved as an exception to the 15% Rule, this has the additional benefit of assisting the Company to manage its capital requirements more efficiently and to ensure that the full range of capital raising opportunities are available for capital management and acquisitions, as necessary.

If the resolution is not passed, issues of options under the ESOP may be made but must fall within and be permitted by the 15% Rule at the time of issue.

2. Terms and conditions of the ESOP

A summary of the terms and conditions of the ESOP is set out in Schedule 1 to this Explanatory Statement.

3. Recommendation

The Board recommends that you vote in favour of Resolution 4. No director has an interest in the outcome of this resolution other than K Taske and B Kiehne who are entitled to participate in the Plan.

VOTING EXCLUSIONS

In accordance with the Listing Rules of the Australian Stock Exchange Limited, the Company will disregard votes cast:

(a) on resolution 3, by K Taske or any of his associates;
(b) on resolution 4, by any person, or an associate of that person, who may participate in the Employee Share Option Plan,

unless the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

SCHEDULE 1 Summary of the Employee Share Option Plan

The following is a summary of the terms of the Plan:

1. The Plan is open to all full and part time employees of OMI whom the Board of directors of the Company determines is eligible.

2. The Board may in its absolute discretion invite employees to participate in the Plan. Participation is voluntary. The Board may determine the number of options to be issued under the Plan and the exercise price and other terms of issue of those options.

3. Subject to the Board resolving otherwise, options are exercisable not more than 5 years after they are granted.

4. Options which are exercisable, but which have not been exercised, lapse on the first to occur of the following events:

(a) 5 years after the date of grant;

(b) a determination of the Plan Committee that the option should lapse because the participant, in the Plan Committee's opinion:

(i) in the case of employees, has been dismissed, removed from office or their contract has been terminated for a reason which entitles a body corporate in the Group to do so without notice;

(ii) has committed an act of fraud, defalcation or gross misconduct in relation to the affairs of that body corporate (whether or not charged with an offence); or

(iii) has done an act which brings the Company or any body corporate in the group into disrepute; and

(c) unless otherwise determined by the Plan Committee, the date which is thirty (30) days after the date that the participant ceases to be an employee.

5. If an Accelerated Vesting Event occurs, all the options granted to option holders, which have not otherwise become exercisable, become exercisable. An Accelerated Vesting Event means:

(a) a transfer constituting the necessary transfer documents following an acceptance of an offer made under an off-market bid relating to options;

(b) a transfer to a bidder on the sale of the options under Division 3 of Part 6A.1 of the Corporations Act;

(c) a transfer to a 100% holder on the sale of the Options under Division 2 of Part 6A.2 of the Corporations Act;

(d) a transfer under Part 6A.3 of the Corporations Act to a person entitled to acquire the Options under section 661A or 664A of the Corporations Act; or

(e) a transfer approved by the Board in those circumstances as may be determined by the Board.

6. Each option will convert into one ordinary fully paid share of the Company on exercise of the option and payment of the exercise price.

7. Participants are not permitted to participate in new issues of securities made by the Company unless they have become entitled to exercise options under the Plan and have done so before the record date for determining entitlements to the new issue and participate as the holders of shares.

8. In any bonus issue, pro-rata issue, reorganisation of capital or winding up, the exercise price or the number of shares over which the option is exercisable will be similarly reconstructed in accordance with the Listing Rules.

9. The aggregate number of shares issued by the Company following exercise of the relevant options under the Plan, together with shares issued by the Company under any other employee share or option scheme during any 5 year period, must not exceed 5% of the Company's total issued ordinary shares.



Occupational & Medical Innovations Limited
Unit 1/12 Booran Drive Slacks Creek Qld 4127 PO Box 2150 Logan City DC Qld 4114

Phone +61 7 3451 7000 **Facsimile** +61 7 3209 4765 **Email** info@omiltd.com **Web** www.omiltd.com

Subsidiary companies
OMI Research Pty Ltd ABN 41 092 084 805
OMI Manufacturing Pty Ltd ABN 74 101 137 464
OMI Properties Pty Ltd ABN 73 104 967 679
Jireh Tech Pty Ltd ACN 082 897 621

occupational & medical innovations limited
ACN 091 192 871

29 November 2004 at 11.00am in the ASX Lecture Theatre
Level 5, Riverside Centre, 123 Eagle Street, Brisbane

Proxy Form

The Secretary
Occupational & Medical Innovations Limited
P.O. Box 2150, Logan City BC
Queensland 4114

I/ We [1] ....

Of [2] ....

being a member of Occupational & Medical Innovations Limited (OMI) hereby appoint [3]

....of [4] ....

failing whom, or if no person is named, the Chairman of the meeting as my proxy to vote and act for me and on my behalf at the General Meeting of members of Occupational & Medical Innovations Limited to be held on 29 November 2004 and on any other day to which that meeting is adjourned or postponed. In the absence of direction, the Chairman intends to vote in favour of the motion.

My proxy is authorised to exercise all/ % [5] of my voting rights.

I direct my proxy to vote in the following manner.

ORDINARY AND SPECIAL BUSINESS	In Favour	Against	Abstain
1. Re-election of Director – Michael Hayne	☐	☐	☐
2. Confirm Keith Taske in office as a director	☐	☐	☐
3. Allotment of Employee Share Options to Keith Taske	☐	☐	☐
4. Approval of future issues under the ESOP	☐	☐	☐

If you do NOT wish to direct your proxy how to vote, please mark in this box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If no directions are given the proxy may vote as the proxy thinks fit or may abstain from voting.

DATED ..../.........../ 2004

______________________ [6] ______________________
Shareholder 1 Shareholder 2

Notes
1 Insert name.
2 Insert address.
3 Insert name of proxy.
4 Insert address of proxy.
5 If more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.
6 Where the shares are jointly held, all joint holders must sign the proxy form. Corporate shareholders must sign under common seal if this is required by the Company Constitution.

This Proxy may be faxed, posted or delivered to OMI on (07) 3209 4765 at least 48 hours prior to the meeting.

NOTE:

- Proxies must be lodged at the registered office of the company not less than 48 hours before the time appointed for the holding of the meeting.
- A member who is entitled to attend and vote at a meeting may appoint not more than two proxies. Where more than one proxy is appointed each proxy must be appointed to represent a specified proportion of the members' voting rights. A proxy need not be a member of the Company.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

Employee Option Plan

OFFER BOOKLET

An opportunity for you to
become an optionholder
in Occupational & Medical Innovations Limited

This document is important and valuable to you. It requires your prompt attention.
If you are in any doubt as to how to deal with it, please consult a qualified person.

Abbreviations used

OMI	means Occupational & Medical Innovations Limited
Group	means OMI and its subsidiaries
Plan	means the OMI Employee Option Plan
Options	means options over Shares
Shares	means ordinary shares in OMI
ASX	means Australian Stock Exchange Limited
ASIC	means Australian Securities & Investments Commission

No financial product advice is provided in this Offer Booklet and nothing in this Offer Booklet should be taken to constitute a recommendation or statement of opinion that is intended to influence a person or persons in making a decision to participate in the Plan. This Offer Booklet does not take into account the objectives, financial situation or needs of any particular person. Before acting on the information contained in this Offer Booklet, or making a decision to participate in the Plan, employees should seek professional advice as to whether participation in the Plan is appropriate in light of their own circumstances.

Summary of the OMI Employee Option Plan and this Offer

What is the Plan?

The Plan is an option plan established to enable the Board of OMI to offer Options to acquire Shares in OMI to employees, contractors and other key contributors to OMI's business, at the discretion of the Board of OMI. In this booklet, we call these people **eligible employees**.

The Plan gives eligible employees of OMI the opportunity to become optionholders of OMI without having to make any payment for the acquisition of Options. The offer being made to you is set ut in the **Offer and Acceptance Form** attached to this booklet.

Being an OMI optionholder under the Plan means that, if the Exercise Conditions are fulfilled and you exercise your Options by paying the Exercise Price, you will become a shareholder of OMI and therefore a part-owner in the Group that employs or engages you.

Employees who are not Australian tax residents and contractors and others who are not employees under relevant tax rules may not enjoy the tax advantages outlined in this booklet.

What are the Exercise Conditions?

The Exercise Conditions are the performance, vesting or other conditions (if any) determined by the Plan Committee and set out in your offer. The Exercise Conditions must be satisfied before an Option can be exercised during the Exercise Period.

What is the Exercise Period?

The Exercise Period is a period of time during which you may exercise your Options. The Exercise Period for an Option begins on the First Exercise Date of that Option and ends on the Last Exercise Date.

The First Exercise Date depends on when your Options vest. For the first issue of Options, one third of the Options will vest on 7 June 2005, a further third vests on 7 June 2006 and the balance vest on 7 June 2007. The Last Exercise Date is 5 years from the date of issue (subject to adjustment under the Plan). The vesting dates for subsequent issues of Options (if any) may be adjusted to ensure they are consistent with these vesting dates. The First Exercise Dates and the Last Exercise Date are set out in your offer.

You should note that you can only exercise your Options during the Exercise Period if the Exercise Conditions set out in your offer have been satisfied.

How many Options?

You may apply to acquire up to the number of Options outlined in your individual offer attached without having to make any payment for their acquisition. You may elect to accept a lesser number (which must be a multiple of 1,000). There is no stamp duty or brokerage applicable to this issue of Options.

What is the price of the Options and the Exercise Price?

You do not need to pay any money for the Options. However, the Options will be deemed to be issued to you at a price determined by reference to the prevailing market price of OMI Shares on the date of issue.

The Exercise Price that you must pay to exercise an Option and obtain a Share in OMI is determined by the Plan Committee. The Exercise Price is set out in your offer.

During the period for acceptance of this offer, OMI will provide you with the current price on ASX of OMI Shares on request to the Company Secretary, Mr Lawrie Litzow, on (07) 3209 3099 or by email at auzwiz@powerup.com.au. You can also obtain Share price information from the ASX website at www.asx.com.au (search under company code: OMI).

What are the benefits?

Receiving Options at no cost to you and having the opportunity to become a shareholder in OMI. Also, Australian tax residents who are employees of the Group may receive the benefit of ongoing income tax deferral for up to 5 years unless your Options are withdrawn from the Plan or you cease to be employed by the Group prior to that time.

Shares issued on exercise of Options are not subject to any restriction on disposal under the Plan (and therefore any tax deferral would cease).

The tax benefits are explained in more detail in the Tax Summary included with this booklet.

Options can grow in value

All eligible employees contribute to OMI performance in their own way, whether through increasing sales, improving efficiency, controlling costs or providing valuable know how, advice and input to the development of OMI's products. By continuously striving for improvement you will assist in improving Group performance which can influence the value of your Options in OMI.

It is important to realise of course that the value of the Options could be nil. Ultimately the value of the Options will depend on OMI's future performance and general stockmarket conditions. If during the Exercise Period the price of the Shares is less than the Exercise Price of the Options, the value of the Options is likely to be nil.

Who is eligible to participate?

In relation to the invitation in this booklet, eligible employees who the Plan Committee determines are to receive an offer under the Plan are eligible to participate. You must remain an eligible employee of the Group as at 1 July 2004 in order to join the Plan.

How to participate

Complete the offer and application form attached to this booklet and return it by 14 July 2004 to Mr Lawrie Litzow, Company Secretary, Occupational & Medical Innovations Limited in the envelope provided. If your completed form is not received by 14 July 2004 you will not be able to participate in this offer.

Who is the Optionholder?

You are. The Options will be registered in your name, but held in the Plan subject to the Plan Rules.

Optionholders rights

As an optionholder you are not entitled to participate in any new issue to existing shareholders. If the company makes a bonus issue of Shares then the number of underlying Shares over which the Option is exercisable is increased proportionately. If the company makes any other pro-rata issue of Shares, the Exercise Price of your Options is reduced in accordance with the ASX Listing Rules.

What about tax?

Although you do not have to pay for the Options, you will be liable to pay tax on the value of your benefit. The Plan has been designed to allow Australian resident employee participants to defer tax for up to 5 years unless you elect to be taxed in the financial year of acquisition of the Options. Please refer to the Australian Tax Summary included with this Booklet.

We strongly recommend that, before deciding to participate, you obtain tax advice from a professional tax adviser who will take into account your particular circumstances.

Exercising Options

Options may be exercised during the Exercise Period and subject to the Exercise Conditions being satisfied, by giving a notice of exercise to the Company Secretary together with payment of the Exercise Price for each Option being exercised. The Plan Committee can in some circumstances set out in the Plan Rules, waive or adjust the Exercise Condition requirements.

Transfer and security	You cannot transfer or grant security over Options while they are held under the Plan unless permitted under the Plan. The Plan permits transfer in a number of situations relating to takeovers.
Leaving employment	If you cease to be an eligible employee of the Group, your Options that have vested and are exercisable must be exercised within thirty (30) days from the date on which you cease to be an eligible employee, after which the Options will lapse. If you cease to be an eligible employee of the Group, your Options that have not vested will lapse immediately. You will not be entitled to any compensation in respect of Options which lapse.

Lapse of Options

Your options lapse on the earlier of:

- the Last Exercise Date;
- a determination of the Plan Committee that your Options should lapse because in the Plan Committee's opinion:
  - you are dismissed, removed from office or your contract is terminated for a reason which entitles a body corporate in the Group to do so without notice;
  - you commit an act of fraud, defalcation or gross misconduct in relation to the affairs of that body corporate (whether or not you charged with an offence); or
  - you do an act which brings the Group or any body corporate in the Group into disrepute.
- unless otherwise determined by the Plan Committee, the date which is thirty (30) days after the date you cease to be an employee of the Group or your contract with the Group is terminated.

If you fail for any reason to exercise all of your Options before the occurrence of one of the circumstances set out above, those Options that you would have been entitled to exercise but did not exercise and those Options that you may have had an entitlement to have vested, lapse and all rights under the Plan in relation to those Options cease.

You will not be entitled to any compensation in respect of Options which lapse.

How does this affect my terms of employment or engagement?

The short answer is that the offer or issue of Options does not in any way affect your employment contract with OMI (if applicable) or your other terms of engagement.

The offer or issue of Options to you does not imply any change in your employment contract with OMI (if applicable) or your other terms of engagement, including any change to the length of the term of your employment or engagement or the conditions on which such employment or engagement may be terminated.

Plan rules

A copy of the Plan Rules accompany this booklet. Further copies will be provided at any time without charge and within a reasonable period following your request. Requests should be directed to the Company Secretary on (07) 3209 3099 or by email to auzwiz@powerup.com.au.

Administration

Administration of the Plan is in the hands of the Plan Committee of OMI, which is a committee of the Board. Plan Rules are subject to the *Corporations Act* 2001 and the ASX Listing Rules. The Plan Committee may amend, waive or modify the Plan Rules provided that any amendment does not adversely affect then existing rights of participants.

Any questions on this offer should be directed to the Mr Lawrie Litzow on (07) 3209 3099.

Securities legislation

This offer is being made in reliance on ASIC Policy Statement 49, Class Order 02/1180 and Class Order 03/184. This Offer Booklet will be lodged with ASIC. ASIC does not take any responsibility for the content of this Offer Booklet.

OMI Securities Trading Policy

Any eligible employee in possession of inside information must not apply for or acquire securities in OMI **at any time**. Inside information is information which is not generally available and could affect the price or value of OMI's securities. To do so may result in that employee committing a criminal offence under the *Corporations Act*.

Insider trading regulations may prohibit, among other things, the:

- use of inside information for the purchase or sale of securities for one's own account, or the account of others, or on behalf of a third party;
- unauthorised disclosure or granting of access to inside information to third parties; and
- recommendation of purchase or sale to third parties on the basis of inside information.

Insider trading is a serious offence and if you think you may be in possession of inside information, it would be prudent not to deal in your Options or Shares issued on exercise of Options until that information is made generally available to the public.

For further information on the OMI Securities Trading Policy refer to Mr Ben Graham or contact Mr Lawrie Litzow.

Date of this invitation booklet

This invitation booklet is dated 21 June 2004. This booklet does not constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer.

The Board looks forward to you becoming an Option holder (and ultimately a Shareholder) in OMI and to your continuing contribution to the success of OMI.

OMI Employee Option Plan

Australian Tax Summary

The following is a guide to the specific employee option scheme provisions of Australian taxation law as at *[date]* 2004, as they should generally apply to employees of the OMI Group participating in the Plan. Persons who are not employees or who are, or during their participation in the Plan become, non-residents of Australia (for tax purposes) should seek specific professional advice based on their own circumstances.

As personal circumstances vary, and taxation requirements may change, you should consider seeking specific advice on your own position from a suitably qualified adviser in the light of your particular circumstances.

Tax Deferral

Under Australian taxation law, generally you will not be assessable on Options acquired under the Plan until the ***earliest*** of the following events (in the taxation legislation called the *'cessation time'*):

- the date the Options are disposed of (other than by exercise);
- the date you are no longer employed by **any** member of the OMI Group of companies (broadly OMI or any subsidiary or holding company for *Corporations Act* purposes);
- the date that the Options are exercised; or
- the date that is 10 years after the Options were acquired.

The taxable value of the benefit is determined as follows:

- **if you dispose of Options or dispose of Shares issued on exercise of Options within 30 days of the cessation time in an arm's length transaction** (such as the sale of Shares on market at the then prevailing market price), the benefit is the difference between the full sale proceeds of the Options or Shares and the consideration paid by the employee (which, in the case of disposing of Shares, is the Exercise Price paid to exercise the Options and which, in the case of disposing of Options before exercise, is nil). This benefit must be included in your assessable income (as an income item, not a capital gain) and be subject to tax at your normal marginal rate for that financial year. The Australian Taxation Office has indicated that brokerage will not ordinarily be deductible against those sale proceeds; or
- **if you do NOT dispose of the Options or Shares issued on exercise of Options within 30 days of the cessation time in an arm's length transaction** (or alternatively you dispose of the Options or Shares within 30 days, but not in an arm's length transaction):
  - an amount equal to the difference between the tax *'market value'* of the Options or Shares at the cessation time and the consideration paid by the employee (which, in the case of disposing of Shares, is the Exercise Price paid to exercise the Options and which, in the case of disposing of Options before exercise, is nil) must be included in your assessable income (as an income item, not a capital gain) and be subject to tax at your normal marginal rate for that financial year; and
  - additionally, in these circumstances, the Capital Gains Tax provisions will apply to the subsequent sale of the Options or Shares, with an imputed cost base equal to the tax market value at the cessation time, and the benefit of a 50% reduction in the taxable capital gain (after offsetting any available capital losses from other asset disposals) for Options or Shares held for at least 12 months from their original acquisition.

No Tax Deferral

You may elect to be assessed in the income tax year in which you acquire the Options (ie 'upfront' in the 2004 financial year), rather than at the later cessation time. If so, the tax market value of the Options at the date of acquisition of the Options will be included in your assessable income (as an income item, not a capital gain) and be subject to tax at your normal marginal rate for that financial year.

Such an election must be made in writing before you lodge your income tax return for the income tax year in which the Options are acquired. This election covers all Options acquired by you in that income tax year, to which the specific employee option scheme provisions of the Australian tax laws apply (as well as any other options and shares acquired by you in that year).

If you were to make such an election you would have no further tax liability until you exercise or otherwise dispose of the Options. For that purpose you would receive an imputed cost base for the capital gains tax purposes, equal to the tax market value of the Options at the date you acquired the Options, and with the benefit of a 50% reduction in the taxable capital gain (after offsetting any available capital losses from other asset disposals) for Options held for at least 12 months from their original acquisition.

Tax market value

The tax legislation contains a number of detailed rules on how to calculate the tax market value of Options or Shares.

How do I choose between the two tax treatments?

At the time of grant of the Options to you, you do not have to do anything in order to obtain the tax deferral treatment. However, if you wish to be taxed 'upfront', you must make a positive election in writing before you lodge your income tax return for the income tax year in which the Options are acquired.

OMI recommends that you obtain specific advice from a suitably qualified adviser regarding the implications of making such an election.

Lapse of Options

If you choose tax deferral, any lapse of Options under the Plan should not result in an employee deriving assessable income on those Options.

If you elect to pay tax 'upfront' (as described above) and the Options subsequently lapse, the Options are treated as never having been acquired by the employee. There is no time limit on lodging an amended assessment made to exclude an amount from your assessable income in relation to an Option which has lapsed without being exercised.

Offer and Acceptance Form to Participate in the OMI Employee Option Plan ('Plan')

Invitation Date: 21 June 2004

This form sets out the offer made personally to you and must be completed and returned by 14 July 2004. When completed place this Application form in the envelope provided and send to: Mr Lawrie Litzow, Company Secretary, Occupational & Medical Innovations Limited, 1/12 Booran Drive, Slacks Creek, Queensland, Australia, 4127.

If any of the details in this form are not correct, please provide the correct details when returning the form. Thank you.

1	Your name
2	Residential Address
3	Phone contact (in case of queries) Work ( ) Home / mobile optional ( )
4	Number of Options offered: Options. Exercise Price: $2.00 per Option. First Exercise Date: One third of the Options vest on 7 June 2005, a further third vest on 7 June 2006 and the remainder vest on 7 June 2007. Last Exercise Date: Five years from the issue date. Exercise Condition for Options vesting on First Exercise Date: The buy price of OMI Shares quoted on ASX at the close of a trading day on ASX is greater than $3.50 for 30 consecutive trading days at any time in the 12 months before the First Exercise Date. Exercise Condition for Options vesting on Second Exercise Date: The buy price of OMI Shares quoted on ASX at the close of a trading day on ASX is greater than $4.25 for 30 consecutive trading days at any time in the 12 months before the Second Exercise Date. Exercise Condition for Options vesting on Third Exercise Date: The buy price of OMI Shares quoted on ASX at the close of a trading day on ASX is greater than $5.00 for 30 consecutive trading days at any time in the 12 months before the Third Exercise Date. If you wish to accept the full number of Options, go to step 5.

	If you wish to accept a lesser number of Options than the full number offered, please fill in that number here: [ ] Options If I fill in the above box, I agree that the balance of Options offered will not be issued.
5	1. I hereby accept the offer to participate in the Plan, acquire Options under the Plan, and agree to be bound by the Plan Rules (a copy of which I have received with this offer) and hold the Options issued to me under, and subject to, the Plan rules. 2. I agree that the Options will not be able to be exercised before each vesting date or unless the Exercise Condition is satisfied, subject to the Plan Rules. 3. I agree that this offer and the issue of Options to me does not affect my contract of employment or other terms of engagement by the Group. 4. I hereby authorise my name to be placed on the register of optionholders of Occupational & Medical Innovations Limited in respect of Options acquired by me under the Plan and I agree to be bound by the constitution of Occupational & Medical Innovations Limited. 5. I acknowledge that I have had the opportunity to obtain independent financial and tax advice and am satisfied as to the consequences of my participation in the Plan.
	Signature Date / /

Employee option plan

Occupational & Medical Innovations Limited


MinterEllison
LAWYERS

WATERFRONT PLACE, 1 EAGLE STREET, BRISBANE QLD 4000, DX 102 BRISBANE
TEL: +61 7 3119 6000 FAX: +61 7 3119 10001000
www.minterellison.com

BNE5_27598_2 (W97)

Employee option plan
Occupational & Medical Innovations Limited

1. Introduction

1.1 Name of Plan

The Plan is called the **OMI Employee Option Plan**.

1.2 Objects of Plan

The objects of the Plan are to:

(a) provide an incentive for Eligible Employees to remain in their employment in the long term;

(b) recognise the ongoing ability of Eligible Employees and their expected efforts and contribution in the long term to the performance and success of the Group; and

(c) provide Eligible Employees with the opportunity to acquire Options, and ultimately Shares, in the Company, in accordance with these Rules.

1.3 Commencement of Plan

The Plan commences on the date determined by the Plan Committee.

2. Defined terms and interpretation

2.1 Defined terms

In these Rules, unless the context otherwise requires:

Accelerated Vesting Event means the occurrence of a circumstance set out in Rule 10.3.

Applicable Law means one or more, as the context requires of:

(a) the *Corporations Act*;

(b) the Corporations Regulations;

(c) the Listing Rules;

(d) any other applicable securities laws;

(e) the constitution of the Company; and

(f) any practice note, policy statement, class order, declaration, guideline, policy or procedure authorising or entitling ASIC or ASX to regulate, implement or enforce, either directly or indirectly:

(i) a provision of the laws, regulations, rules or constitution referred to in paragraphs (a) to (e); or

(ii) any agreement or deed made under the laws, regulations, rules or constitution referred to in paragraphs (a) to (e); or

(iii) a person's conduct or proposed conduct under the laws, regulations, rules or constitution referred to in paragraphs (a) to (e), or any agreement or deed referred to in paragraph (f)(ii).

Application Form means a duly completed and executed application for the issue of Options made by an Eligible Employee in respect of an Offer, in the form approved by the Plan Committee from time to time.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given by sections 10 to 17 of the *Corporations Act*.

ASX means Australian Stock Exchange Ltd ACN 008 624 691.

Board means all or some of the directors of the Company acting as a board or its delegate under section 198D of the *Corporations Act.*

Certificate means, with respect to an Option, a certificate issued under these Rules in the form approved by the Plan Committee from time to time, or if the Plan Committee determines that Options are uncertificated, then a statement issued to the Participant, disclosing:

(a) the number of Options entered in the register of Option holders in respect of the Participant; and

(b) the information in Rule 7.3.

Company means Occupational & Medical Innovations Limited ABN 11 091 192 871.

Corporations Act means the *Corporations Act 2001* (Cth).

Corporations Regulations means any and all regulations made under the *Corporations Act.*

Date of Grant means, with respect to an Option, the date on which the Plan Committee grants the Option to an Eligible Employee.

Director means a director of the Company.

Eligible Employee means an Employee whom the Plan Committee determines is to receive an Offer under the Plan.

Employee means:

(a) an individual whom the Plan Committee determines to be in the full-time or part-time employment of a body corporate in the Group (including any employee on parental leave, long service leave or other special leave as approved by the Plan Committee);

(b) a director of a body corporate in the Group who holds a salaried employment or office in a body corporate in the Group;

(c) an individual who provides services to a body corporate in the Group whom the Plan Committee determines to be an Employee for the purposes of the Plan, such as contractors or members of the Company's advisory board;

(d) an individual whose **associate** (as that expression is defined in section 139GE of the *Income Tax Assessment Act 1936*) provides services to a body corporate in the Group, which individual the Plan Committee determines to be an Employee for the purposes of the Plan; or

(e) an individual otherwise in the employment of a body corporate in the Group whom the Plan Committee determines to be an Employee for the purposes of the Plan,

but does not include a non-executive director of the Company.

Exercise Conditions means the performance, vesting or other conditions (if any) determined by the Plan Committee and specified in an Offer which are, subject to these Rules, required to be satisfied, reached or met before an Option can, during the Exercise Period, be exercised.

Exercise Period for an Option means the period commencing on the First Exercise Date for that Option and ending on the Last Exercise Date.

Exercise Price means the amount payable by the holder of an Option on the exercise of the Option, being the amount fixed at the time of the issue of the Option and as determined under Rule 5.5.

First Exercise Date with respect to an Option means, unless otherwise specified in an Offer or in these Rules, the vesting date applicable to the Option under Rule 8.3.

Group means the Company and its Subsidiaries.

Last Exercise Date with respect to an Option means, unless otherwise specified in an Offer, the earlier of:

(a) the date 5 years after the Date of Grant; or

(b) the date determined under Rule 9.1(c).

Legal Personal Representative means the executor of the will or an administrator of the estate of a deceased person, the trustee of the estate of a person under a legal disability or a person who holds an enduring power of attorney granted by another person.

Listing Rules means the listing rules of ASX.

Notice of Exercise means a duly completed and executed notice of exercise of an Option by a Participant, in the form approved by the Plan Committee from time to time.

Option means an option issued to a Participant under the Plan to subscribe for a Share.

Offer means an invitation to an Eligible Employee made by the Company under Rule 5.1 to apply for an issue of Options.

Participant means a person who holds Options issued under the Plan and includes, if a Participant dies or becomes subject to a legal disability, the Legal Personal Representative of the Participant.

Plan means the OMI Employee Option Plan governed by these Rules.

Plan Committee means the OMI Plan Committee or another committee of the Board to which power to administer the Plan has been delegated or if there has been no delegation, the Board.

Redundancy means the termination or cessation of a Participant's employment or office with a body corporate in the Group as a result of redundancy, as determined by the Plan Committee.

Restricted Shares means Shares held under the Plan and subject to the restrictions under Rule 9.

Rules means the rules governing the operation of the Plan set out in this document, as amended from time to time.

Security Interest means a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature.

Shares means fully paid ordinary shares in the capital of the Company.

Special Circumstance means with respect to a Participant:

(a) Total and Permanent Disablement;

(b) Redundancy;

(c) the death of the Participant;

(d) any other circumstances as the Plan Committee may at any time determine (whether in relation to the Participant, a class of Participants, particular circumstances or a class of circumstances) and whether before or after the Date of Grant.

Subsidiary means:

(a) a body corporate of which the Company is a holding company in terms of Division 6 of Part 1.2 of the *Corporations Act* that the Plan Committee has approved for participation in the Plan; or

(b) a body corporate in which the Company has voting power of not less than 20% (determined under section 610 of the *Corporations Act*) that the Plan Committee has approved for participation in the Plan.

Tax includes any tax, levy, impost, GST, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by any government or any governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing.

Total and Permanent Disablement means the termination or cessation of a Participant's employment with the Company or a Subsidiary as a result of total and permanent disablement, as determined by the Plan Committee.

2.2 Interpretation

In these Rules, unless the context otherwise requires:

(a) headings are for convenience only and do not affect the interpretation of these Rules;

(b) reference to any legislation or a provision of any legislation includes a modification or re-enactment of the legislation or a legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation;

(c) words denoting the singular include the plural and vice versa;

(d) words denoting a gender include the other genders;

(e) reference to any document or agreement includes reference to that document or agreement as amended, novated, supplemented, varied or replaced from time to time;

(f) where any word or phrase is given a defined meaning in these Rules, any part of speech or other grammatical form of that word or phrase has a corresponding meaning;

(g) reference to a rule or paragraph is a reference to a rule or paragraph of these Rules, or the corresponding Rule or Rules of the Plan as amended from time to time; and

(h) where an act or thing must be done on a particular day or within a particular period, that act or thing must be done before, and that period ends at, 5.00 pm Brisbane time on the relevant day.

2.3 Primary instruments

These Rules are to be interpreted subject to the Applicable Laws.

3. Principal Conditions

3.1 Plan limit

Subject to Rule 3.2, the number of Shares which would be required from new issues by the Company were the following to be exercised:

(a) all outstanding Options issued under the Plan;

(b) all Options the subject of an Offer; and

(c) all outstanding options to subscribe for Shares issued by the Company under any other employee share or option scheme of the Company,

together with any Shares issued in the previous 5 years pursuant to the Plan or to any other employee share or option plan of the Company extended only to full-time or part-time employees of a body corporate of the Group or to Directors, must not exceed 5% of the total number of issued ordinary shares (whether fully or partly paid) in the Company as at the date of the Offer.

3.2 Options to be disregarded

In determining the limit on the number of Options which may be issued under Rule 3.1, disregard any Options issued as a result of:

(a) an Offer made to a person outside of Australia;

(b) an Offer that did not need disclosure under section 708 of the *Corporations Act*; and

(c) Offers made under a disclosure document issued under Part 6D.2 of the *Corporations Act*.

3.3 Options issued only to Employees

No Options may be issued to a person under the Plan unless the person remains an Employee as at the Date of Grant, or the Plan Committee determines otherwise.

3.4 Compliance with laws

No Option may be offered or issued to, or exercised by, an Eligible Employee or Participant if to do so would contravene an Applicable Law.

4. Operation of the Plan

The Plan operates according to these Rules which bind the Company, any Subsidiary, and each Participant.

5. Offers

5.1 Plan Committee may make Offer

Subject to these Rules the Plan Committee may from time to time make an Offer to an Eligible Employee.

5.2 Form of Offer

An Offer must be in writing and subject to Rule 5.3, the form of the Offer and any acceptance of the invitation constituted by the Offer must be as approved by the Plan Committee from time to time.

5.3 Information contained in Offer

An Offer must state:

(a) the name of the Eligible Employee to whom the Offer is made;

(b) the date of the Offer;

(c) the period for acceptance of the invitation constituted by the Offer;

(d) the maximum number of Options for which the Eligible Employee may make application;

(e) the expected Date of Grant of the Options the subject of the Offer;

(f) the expected First Exercise Date of the Options the subject of the Offer;

(g) the expected Last Exercise Date of the Options the subject of the Offer;

(h) the Exercise Price or the manner of determining the Exercise Price of the Options the subject of the Offer;

(i) the Exercise Conditions (if any) attaching to the Options the subject of the Offer; and

(j) any other specific terms and conditions applicable to the Offer.

5.4 Number of Options

Subject to Rule 3.1, the number of Options the subject of an Offer to an Eligible Employee is determined by the Plan Committee.

5.5 Exercise Price

Subject to any adjustment under Rule 11, the Exercise Price in respect of an Option is as determined by the Plan Committee.

5.6 Exercise Price in Australian dollars

The Exercise Price in respect of an Option must be denominated and payable in Australian dollars.

5.7 Offer personal

An Offer under the Plan is personal to the Eligible Employee to whom it is made and, accordingly, the invitation constituted by an Offer may only be accepted by, and Options may only be issued to, the Eligible Employee to whom the Offer is made or, (subject to the terms of the Offer) at the option of the Eligible Employee and with the approval of the Plan Committee, to a company controlled by the Eligible Employee or a trust in respect of which the Eligible Employee is a beneficiary.

6. Application for Options

6.1 Acceptance of Offer

An Eligible Employee may accept the invitation constituted by an Offer by giving to the Company an Application Form within the period specified in the Offer.

6.2 Application for all or some of Options

An Eligible Employee may in his or her discretion accept the invitation constituted by an Offer, in whole or in part, in multiples of 1000 Options or another multiple of Options as the Plan Committee may allow for the Eligible Employee.

6.3 Lapse of Offer

An Offer not accepted in accordance with Rule 6.1 lapses unless the Plan Committee determines otherwise.

7. Issue of Options

7.1 Acceptance of application and issue

The Company may, within 60 days after receiving a duly completed Application Form from an Eligible Employee but subject to the conditions of the Offer:

(a) accept the Application Form;

(b) issue to the Eligible Employee all of the Options the subject of the Application Form; and

(c) notify the Eligible Employee of the Date of Grant of those Options.

7.2 Eligible Employee becomes a Participant

On the issue of an Option following receipt by the Company of an Application Form, an Eligible Employee (or its nominee under Rule 5.7) becomes a Participant and is bound by these Rules.

7.3 Certificates

The Company must give a Participant one or more Certificates stating:

(a) the number of Options issued to the Participant;

(b) the Exercise Price of those Options; and

(c) the Date of Grant of those Options.

7.4 Consideration for Options

Options will be issued for consideration comprising the services that are expected to be provided by an Eligible Employee to or for the benefit of the Group but no further monetary or other consideration will be payable in respect of the issue of an Option.

7.5 Entitlement to underlying Shares

Subject to these Rules, each Option confers on its holder the entitlement to subscribe for and be issued one fully paid Share at the Exercise Price.

7.6 Interest in Shares

A Participant has no interest in a Share the subject of an Option held by the Participant unless and until the Share is issued to that Participant under these Rules.

8. Exercise of Options

8.1 Exercise during Exercise Period

Subject to Rules 3.4, 8.2, 8.3 and 8.4, an Option may be exercised at any time during the Exercise Period for that Option.

8.2 Exercise before Exercise Period

Subject to Rule 8.3, an Option may be exercised before the Exercise Period if permitted under Rules 10.4 or 11.5.

8.3 Vesting dates

Unless otherwise specified in an Offer, the vesting dates (refer defined term of **First Exercise Date**) applicable to Options the subject of an Application Form are as determined by the Plan Committee.

8.4 Exercise Conditions

Subject to Rule 8.5, if the Offer in respect of an Option specifies any Exercise Conditions, the Option may not be exercised unless and until those Exercise Conditions have been satisfied, reached or met.

8.5 Waiver of Exercise Conditions

The Plan Committee may, at its discretion, by notice to the Participant reduce or waive the Exercise Conditions attaching to Options in whole or in part at any time and in any particular case including due to Special Circumstance or an Accelerated Vesting Event.

8.6 Exercise of Options

Subject to these Rules, Options which have not lapsed may be exercised by the Participant giving to the Company:

(a) a Notice of Exercise signed by the Participant;

(b) the Certificate for those Options; and

(c) a cheque payable to the Company (or another form of payment acceptable to the Board) in the amount of the product of the number of Options then being exercised by the Participant and the Exercise Price.

8.7 Issue of Shares

Subject to these Rules and the Listing Rules, on the exercise of an Option the Company must:

(a) procure the transfer of a Share; or

(b) issue and allot a Share.

8.8 Clearance of Exercise Price

The Company is not obliged to issue Shares on exercise of Options until any cheque received in payment of the Exercise Price has been honoured on presentation.

8.9 Exercise all or some Options

(a) A Participant may only exercise Options in multiples of 1000 or another multiple as the Plan Committee determines unless the Participant exercises all Options covered by a Certificate able to be exercised by him or her at that time.

(b) The exercise by a Participant of only some of the Options held by the Participant does not affect the Participant's right to exercise at a later date other Options held by the Participant (whether those other Options have the same First Exercise Date or otherwise).

8.10 Replacement Certificate

If a Participant submits a Notice of Exercise in respect of only part of the Options covered by a Certificate, the Company must issue a Certificate stating the remaining number of Options held by the Participant.

8.11 Shares rank equally

Unless otherwise provided in a Notice of Exercise, Shares issued on the exercise of Options rank equally with all existing Shares on and from the date of issue in respect of all rights issues, bonus share issues and dividends which have a record date for determining entitlements on or after the date of issue of those Shares.

9. Lapse of Options

9.1 Lapse of Options

An Option lapses on the earlier of:

(a) the Last Exercise Date;

(b) a determination of the Plan Committee that the Option should lapse because the Participant, in the Plan Committee's opinion:

(i) has been dismissed, removed from office or their contract has been terminated for a reason which entitles a body corporate in the Group to do so without notice;

(ii) has committed an act of fraud, defalcation or gross misconduct in relation to the affairs of that body corporate (whether or not charged with an offence); or

(iii) has done an act which brings the Group or any body corporate in the Group into disrepute; and

(c) unless otherwise determined by the Plan Committee, the date which is thirty (30) days after the date that the Participant ceases to be an Employee with the Group or termination of the Participant's or their Associate's contract with the Group.

9.2 Rights cease

If a Participant fails for any reason to exercise all the Options registered in the Participant's name before the occurrence of a circumstance set out in Rule 9.1, those Options that the Participant:

(a) would have been entitled to exercise and that have not been exercised; and

(b) may have had a right or entitlement to have vested in the Participant,

lapse and all rights of a Participant under the Plan in respect of those Options cease.

10. Dealings with Options

10.1 Options personal

Except where Options have been transferred under Rule 10.3, Options held by a Participant are personal to the Participant and may not be exercised by another person.

10.2 No unauthorised disposal

Except as permitted under Rule 10.3, a Participant must not dispose of or grant a Security Interest over or otherwise deal with an Option or an interest in an Option, and the Security Interest or disposal or dealing is not recognised in any manner by the Company.

10.3 Permitted transfer of Options and Accelerated Vesting Events

Options may be transferred, by an instrument of transfer, in the following circumstances only:

(a) a transfer constituting the necessary transfer documents following an acceptance of an offer made under an off-market bid relating to Options;

(b) a transfer to a bidder on the sale of the Options under Division 3 of Part 6A.1 of the *Corporations Act*;

(c) a transfer to a 100% holder on the sale of the Options under Division 2 of Part 6A.2 of the *Corporations Act*;

(d) a transfer under Part 6A.3 of the *Corporations Act* to a person entitled to acquire the Options under section 661A or 664A of the *Corporations Act*; or

(e) a transfer approved by the Board in those circumstances as may be determined by the Board.

10.4 First Exercise Date brought forward

If an Accelerated Vesting Event occurs while a Participant is employed with the Group the Board may, at its discretion:

(a) bring forward the First Exercise Date of all Options held by the Participant to a date determined by the Plan Committee; and

(b) waive or vary any Exercise Conditions in regard to an Option held by the Participant in accordance with Rule 8.5.

10.5 Notice to Participants of change

If the Plan Committee determines to alter the First Exercise Date and Exercise Conditions under Rule 10.4, the Company:

(a) must within 14 days of the alteration give notice to each Participant affected by the Accelerated Vesting Event in respect of any Options held by the Participant; and

(b) may have to issue a replacement Certificate for the Options.

11. Participation rights, bonus issues, rights issues, reorganisations of capital and winding up

11.1 New issues

(a) Participants are not entitled to participate in any new issue to existing Share holders of securities in the Company unless:

  (i) they have become entitled to exercise their Options under the Plan; and

  (ii) they do so before the record date for the determination of entitlements to the new issue of securities and participate as a result of being holders of Shares.

(b) The Company must give Participants, in accordance with the Listing Rules, notice of any new issue of securities before the record date for determining entitlements to the new issue.

11.2 Bonus issues

If the Company makes (whether before or during the Exercise Period) a bonus issue of Shares or other securities to existing holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been issued in respect of an Option before the record date for determining entitlements to the bonus issue, then the number of underlying Shares over which the Option is exercisable is increased by the number of Shares which the Participant would have received if the Participant had exercised the Option prior to such record date.

11.3 Pro-rata issues

If the Company makes (whether before or during the Exercise Period) a pro-rata issue of Shares (except a bonus issue) to existing holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been issued in respect of an

Option before the record date for determining entitlements to the issue, the Exercise Price of the Option is reduced in accordance with the Listing Rules.

11.4 Reorganisation of capital

If there is a reorganisation of capital of the Company (whether before or during the Exercise Period) then the rights of a Participant (including the number of Options to which each Participant is entitled and the Exercise Price) is changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

11.5 Winding up

If (whether before or during the Exercise Period) a resolution for a members' voluntary winding up of the Company is proposed (other than for the purpose of a reconstruction or amalgamation) the Plan Committee may, in its absolute discretion, give written notice to Participants of the proposed resolution. Subject to the Exercise Conditions, the Participants may, during the period referred to in the notice, exercise their Options if the Last Exercise Date for the Options has not expired.

11.6 Fractions of Shares

For the purposes of this Rule 11, if Options are exercised simultaneously, then the Participant may aggregate the number of Shares or fractions of Shares for which the Participant is entitled to subscribe. Fractions in the aggregate number only will be disregarded in determining the total entitlement of a Participant.

11.7 Calculations and adjustments

Any calculations or adjustments which are required to be made under this Rule 11 will be made by the Plan Committee and, in the absence of manifest error, are final and conclusive and binding on the Participant.

11.8 Notice of change

The Company must within a reasonable period give to each Participant notice of any change under Rule 11 to the Exercise Price of any Options held by the Participant or to the number of Shares which the Participant is entitled to subscribe for on exercise of an Option.

12. Quotation of Shares

12.1 No Quotation of Options

The Company will not seek official quotation of any Options.

12.2 Quotation of Shares

The Company must apply to ASX for quotation of Shares issued on exercise of Options if other Shares of the Company are officially quoted by ASX at that time.

13. Administration of the Plan

13.1 Administration

The Plan is administered by the Plan Committee.

13.2 Powers of the Plan Committee

The Plan Committee has power to:

(a) determine appropriate procedures and make regulations for the administration of the Plan which are consistent with these Rules;

(b) resolve conclusively all questions of fact or interpretation arising in connection with the Plan;

(c) terminate or suspend the operation of the Plan at any time, provided that the termination or suspension does not adversely affect or prejudice the rights of Participants holding Options at that time;

(d) delegate those functions and powers it considers appropriate, for the efficient administration of the Plan, to any person or persons whom the Plan Committee reasonably believes to be capable of performing those functions and exercising those powers;

(e) take and rely upon independent professional or expert advice in or in relation to the exercise of any of their powers or discretions under these Rules;

(f) administer the Plan in accordance with these Rules as and to the extent provided in these Rules; and

(g) make regulations for the operation of the Plan consistent with these Rules.

13.3 Exercise of powers or discretion

Any power or discretion which is conferred on the Plan Committee or Board by these Rules may be exercised by the Plan Committee or Board in the interests or for the benefit of the Company, and the Plan Committee or Board is not, in exercising that power or discretion, under any fiduciary or other obligation to another person.

13.4 Determinations

Where these Rules provide for a determination, decision, approval or opinion of the Plan Committee or Board, that determination, decision, approval or opinion may be made or given by the Plan Committee or Board (as applicable) in its absolute discretion.

13.5 Expenses and costs

Subject to these Rules, the Company and its Subsidiaries must pay all expenses, costs and charges incurred in the administration of the Plan in the amounts and proportions as they shall agree.

13.6 Tax

The Company is not responsible for any Tax which may become payable by a Participant in connection with the issue of Shares pursuant to an exercise of Options or another dealing by a Participant with the Options or Shares.

14. Amendment to Rules

14.1 Board may amend Rules

Subject to the Listing Rules, the Board may at any time amend any of these Rules, or waive or modify the application of any of these Rules in relation to a Participant.

14.2 Consent of Participants

If an amendment to be made under Rule 14.1 would adversely affect the rights of Participants in respect of any Options then held by them, the Board must obtain the consent of Participants who between them hold not less than 50% of the total number of those Options held by all those Participants before making the amendment.

14.3 Eligible Employees outside Australia

The Board may make any additions, variations or modifications to the Rules, in relation to the implementation of the Plan and the specific application of the Rules to Eligible Employees residing outside Australia.

15. Rights of Participants

15.1 No conferred rights

These Rules:

(a) do not confer on an Employee the right to receive an Offer;

(b) do not confer on a Participant the right to continue as an Employee;

(c) do not affect any rights which the Company or a Subsidiary may have to terminate the employment of a Participant; and

(d) may not be used to increase damages in an action brought against the Company or a Subsidiary in respect of that termination.

15.2 Voting at general meetings

Participants do not, as Participants, have any right to attend or vote at general meetings of holders of Shares.

16. Notices

Notices may be given by the Company to Participants in any manner that the Plan Committee may from time to time determine.

17. Governing law

These Rules and the rights and obligations of Participants under the Plan are governed by the law of Queensland, Australia, and each Participant irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Queensland, Australia.

18. Advice

Eligible Employees should obtain their own independent advice at their own expense on the financial, taxation and other consequences to them of or relating to participation in the Plan.